    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         HERBALIFE INTERNATIONAL, INC.

            NEVADA                           5149                  22-2695420
   (State of Incorporation)      (Primary standard industrial   (I.R.S. employer
                                 classification code number)     identification
                                                                    number)

                             1800 CENTURY PARK EAST
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 410-9600
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              ROBERT SANDLER, ESQ.
                         HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 410-9600
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                    COPY TO:

        ANTHONY T. ILER, ESQ.                    ALLAN G. SPERLING, ESQ.
         IRELL & MANELLA LLP                CLEARY, GOTTLIEB, STEEN & HAMILTON
  333 SOUTH HOPE STREET, SUITE 3300                 ONE LIBERTY PLAZA
    LOS ANGELES, CALIFORNIA 90071                NEW YORK, NEW YORK 10006
            (213) 620-1555                            (212) 225-2000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 With respect to the DECS Equity Prospectus, as soon as practicable after this
                   Registration Statement becomes effective.
With respect to the Shelf Prospectus, from time to time after this Registration
                          Statement becomes effective.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                TITLE OF EACH                                        PROPOSED MAXIMUM     PROPOSED MAXIMUM
             CLASS OF SECURITIES                  AMOUNT TO BE        OFFERING PRICE          AGGREGATE            AMOUNT OF
              TO BE REGISTERED                    REGISTERED(1)        PER SHARE(2)       OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, $.01 par value.................   5,600,000 shares          $25.75            $144,200,000            $43,697

(1) Includes 4,000,000 shares that may be delivered by Salomon Inc pursuant to the terms of certain exchangeable notes as described herein (plus 600,000 shares deliverable on exercise of an over-allotment option) and 1,000,000 shares that may be loaned by Mark Hughes or an affiliate thereof to Salomon Brothers Inc from time to time in connection with market-making activities as described herein.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act, based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on February 3, 1997.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement contains two forms of prospectus: (i) a prospectus relating to the delivery by Salomon Inc ("Salomon") pursuant to the
   % Exchangeable Notes due             , 2000 (the "DECS") of Salomon of shares
of Common Stock of the Registrant (the "DECS Equity Prospectus") as described herein and (ii) a prospectus relating to shares of Common Stock of the Registrant that may be loaned by Mark Hughes, or an affiliate thereof, to Salomon Brothers Inc from time to time in connection with market-making activities in the DECS (the "Shelf Prospectus") as described herein. The complete DECS Equity Prospectus follows immediately. Following such DECS Equity Prospectus is an alternate cover page for the Shelf Prospectus, marked "[ALTERNATE PAGE FOR SHELF PROSPECTUS]". All other pages of the DECS Equity Prospectus will be used for the Shelf Prospectus.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

                             SUBJECT TO COMPLETION
                                FEBRUARY 5, 1997

PROSPECTUS                                                      [HERBALIFE LOGO]

4,000,000 SHARES

HERBALIFE INTERNATIONAL, INC.

COMMON STOCK

($.01 PAR VALUE)

Pursuant to the terms of the    % Exchangeable Notes Due             , 2000 (the
"Debt Exchangeable for Common Stock-SM-" or "DECS-SM-") of Salomon Inc, a Delaware corporation ("Salomon"), Salomon may deliver to the holders of the DECS shares of Common Stock, par value $.01 per share (the "Common Stock"), of Herbalife International, Inc. (the "Company" or "Herbalife"). This Prospectus relates to the delivery by Salomon pursuant to the DECS of up to 4,000,000 shares of Common Stock, plus up to an additional 600,000 shares of Common Stock with respect to DECS solely to cover over-allotments, that Salomon may receive from Mark Hughes, the Company's principal stockholder, Chairman of the Board, Chief Executive Officer and President (the "Selling Stockholder"), under the terms of a purchase contract (the "Stockholder DECS") between the Selling Stockholder and Salomon. This Prospectus accompanies a Prospectus Supplement and Prospectus of Salomon (together, the "DECS Prospectus") relating to the sale of 4,000,000 DECS, plus up to an additional 600,000 DECS solely to cover over-allotments (the "DECS Offering"). The Company will not receive any of the proceeds from the sale of the DECS or delivery thereunder of the Common Stock to which this Prospectus relates. The Company takes no responsibility for any information included in or omitted from the DECS Prospectus. The DECS Prospectus does not constitute a part of this Prospectus nor is it incorporated by reference herein.

The Company and the Selling Stockholder have agreed, subject to certain exceptions, not to sell, without the prior written consent of Salomon Brothers Inc ("Salomon Brothers"), any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus. See "Plan of Distribution."

In connection with market-making activities in the DECS, Salomon Brothers may, subject to certain limitations, from time to time, borrow, return and reborrow up to 1,000,000 shares of Common Stock from the Selling Stockholder or an affiliate thereof. See "Plan of Distribution." Salomon Brothers is not under any obligation to engage in any market-making transactions with respect to the DECS, and any market-making in the DECS actually engaged in by Salomon Brothers may cease at any time. The Registration Statement of which this Prospectus forms a part includes a Prospectus relating to shares of Common Stock which may be offered and sold by Salomon Brothers pursuant to such market-making activities.

The Common Stock is listed for trading on the Nasdaq National Market under the symbol "HERB." On February 4, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $28.00 per share. See "Price Range of Common Stock."

"Debt Exchangeable for Common Stock" and "DECS" are service marks of Salomon Brothers.

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS                    .

    IN CONNECTION WITH THE DECS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DECS OR THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE PRINCIPAL EXCHANGE OR TRADING SYSTEM ON WHICH THE DECS AND THE COMMON STOCK ARE TRADED, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           FORWARD-LOOKING STATEMENTS

    Certain information incorporated by reference into this Prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to the safe harbor created by that Act. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. Additional information on the risk factors that could affect Herbalife's financial results is included in this Prospectus and in other documents incorporated by reference herein.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of the reports, proxy statements and other information may be obtained from the Public Reference Section of the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including Herbalife.

    The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. The statements contained in this Prospectus about the contents of any contract or other document referred to are not necessarily complete, and where such contract or other document is filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents have been filed with the Commission by the Company and are incorporated herein by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and (iii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A and any amendments thereto filed with the Commission for the purpose of updating such description.

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. The Company will provide, without charge to any person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to Herbalife International, Inc., 1800 Century Park East, Los Angeles, California 90067, Attention: Chief Counsel (telephone: (310) 410-9600).

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                            ------------------------

    "Debt Exchangeable for Common Stock" and "DECS" are service marks of Salomon Brothers Inc.

                               PROSPECTUS SUMMARY

    THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE "COMPANY" INCLUDE HERBALIFE INTERNATIONAL, INC. AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

    Herbalife is a network marketing company that sells a wide range of weight management products, food and dietary supplements and personal care products worldwide. As of December 31, 1996, the Company conducted business in 34 countries located in The Americas, Europe and Asia/Pacific Rim. Retail sales in those regions represented 34.8%, 37.4% and 27.8%, respectively, of the Company's total retail sales in the first nine months of 1996.

    The Company has experienced substantial growth in retail sales and net income in recent years. From 1991 to 1995, the Company's retail sales grew from $191.0 million to $923.6 million, representing a compound annual growth rate of 48.3%, and the Company's net income grew from $7.1 million to $19.7 million, representing a compound annual growth rate of 29.2%. For the nine months ended September 30, 1996, retail sales and net income increased by 30.2% to $867.2 million and by 110.7% to $31.0 million, respectively, over the prior year period. The increase for the nine-month period was primarily due to an expansion of operations in new geographic markets.

    The Company's products are marketed exclusively through a network marketing system. This system enables the Company's independent distributors to earn profits by selling Herbalife products to retail consumers or other distributors. Distributors may also develop their own distributor organizations by sponsoring other distributors to do business in any market where the Company operates, entitling the sponsors to receive royalties and bonuses on product sales within their downline organizations.

    Management believes that Herbalife's network marketing system is ideally suited to its products, which emphasize a healthy lifestyle, because sales of such products are strengthened by ongoing personal contact between retail consumers and distributors, many of whom use the Company's products themselves. The Company's network marketing system appeals to a broad cross-section of people throughout the world, particularly those seeking to supplement family income, start a home business or pursue employment opportunities other than conventional, full-time employment.

KEY OPERATING STRENGTHS

    The Company believes the source of its success is its commitment to serving the needs of its distributors. The Company provides its distributors with high quality products and an appealing network marketing system that combines a highly attractive compensation program with extensive Company-sponsored training and motivational events and services. The Company has established a strong operating platform to support distributors and facilitate future growth. The key components of this platform include the following:

    HIGH QUALITY PRODUCTS. The Company offers high quality weight management, food and dietary supplement and personal care products, many of which emphasize herbs and other natural ingredients in order to appeal to consumer demand for products that contribute to a healthy lifestyle. These three product categories represented 75.2%, 9.4% and 11.6% of total retail sales in 1995, respectively.

    ATTRACTIVE DISTRIBUTOR COMPENSATION PROGRAM. The Company believes that it offers one of the most financially rewarding compensation programs in the network marketing industry. Combining the various sources of earnings available to the Company's distributors, the Company's total "pay-out" (including distributor allowances) on products subject to distributor royalties and overrides is approximately 68% of the Company's suggested retail sales price.

    COMPREHENSIVE DISTRIBUTOR SUPPORT SERVICES. The Company is committed to training and motivating its distributors and providing ongoing support. The Company regularly conducts motivational events and training seminars, both live and via Herbalife's "HBN" satellite network and teleconferences, and utilizes a range of promotional literature, including catalogs and newsletters, all in multiple languages and tailored to meet the particular needs of Herbalife distributors worldwide.

    PROVEN NEW MARKET EXPANSION PROGRAM. The Company has developed a systematic, proven approach to opening new markets. With the advice of local legal counsel and other advisors, the Company conducts a detailed analysis of the new market's regulatory framework, modifies its products and marketing system as necessary to obtain required regulatory approvals and establishes plans for product distribution and distributor services within the new market.

    ADVANCED INFORMATION SYSTEMS. To facilitate the Company's global expansion, the Company employs advanced computer and telecommunications systems that link its domestic and international operations and provide timely and accurate product ordering, royalty payment processing and inventory management.

    PROACTIVE APPROACH TO GOVERNMENT RELATIONS. The Company takes a proactive approach to working with government agencies throughout the world in order to create a favorable business environment and to ensure that the Company's products comply with regulatory requirements.

GROWTH STRATEGY

    The Company plans to continue capitalizing on its strong operating platform and intends to pursue a growth strategy comprised of the following three principal elements:

    EXPAND INTO NEW MARKETS. The opening of new markets is an essential component of the Company's business strategy. The Company believes there are numerous additional markets in which its network marketing system and products should prove successful. The Company plans to open up to four new markets in 1997 and up to six new markets in 1998. Potential new markets currently include Chile, China, India, Indonesia, Malaysia, Thailand, Turkey and Ukraine.

    EXPAND PRODUCT OFFERINGS. The Company is committed to expanding its product line by developing and offering new products and introducing existing products into markets where they are not currently offered. Expansion of product offerings is designed to create enthusiasm among distributors and serve as a promotional tool in selling other products. During 1997, the Company intends to introduce up to 15 new products, including a new weight management program consisting of several products and up to ten new personal care products. In addition, the Company will continue its strategy of systematically introducing its most popular existing products into markets where they are not currently offered (subject to its ability to reformulate its products as necessary to obtain required regulatory approvals).

    ENHANCE SALES IN CERTAIN EXISTING MARKETS. Management will continue to seek to enhance sales in the Company's existing markets. The Company intends to focus initially on the United States and certain other markets, such as France, Germany, Italy and Spain, where the Company has experienced a sales trend characterized by an initial period of rapid sales growth followed by a decline in sales. See "Business--Geographic Areas of Operations." Initiatives designed to enhance sales in these markets will include the creation of new regional planning and strategy groups, regular Company-sponsored and country-specific training and motivational events and teleconferences, the hiring of additional distributor support representatives, the introduction in each targeted international market of up to five additional products not previously offered, and the opening of new, more convenient distributor service centers in the targeted international markets.

                                 THE OFFERINGS

Plan of Distribution..............  The DECS are being offered by Salomon in the DECS
                                    Offering pursuant to the DECS Prospectus. Pursuant to
                                    the terms of the DECS, Salomon may deliver shares of
                                    Common Stock to the holders of the DECS at the maturity
                                    thereof. This Prospectus relates to the delivery by
                                    Salomon pursuant to the DECS of up to 4,000,000 shares
                                    of Common Stock, plus up to an additional 600,000 shares
                                    of Common Stock with respect to DECS solely to cover
                                    over-allotments, if any, that Salomon may receive from
                                    the Selling Stockholder under the terms of the
                                    Stockholder DECS. For a description of certain
                                    relationships between the Selling Stockholder and the
                                    Company, see "Certain Transactions."

Selling Stockholder...............  The Selling Stockholder in this offering is Mark Hughes, the principal stockholder, Chairman of the Board, Chief
                                    Executive Officer and President of the Company. As of
                                    January 27, 1997, Mr. Hughes beneficially owned
                                    17,402,238 shares of Common Stock (including 550,000
                                    shares which are held in a foundation as to which Mr.
                                    Hughes has no pecuniary interest), representing 57.6% of
                                    the Company's outstanding Common Stock. Assuming the
                                    delivery to Salomon of the maximum number of shares of
                                    Common Stock that may be required by the Selling
                                    Stockholder to satisfy the Stockholder DECS (assuming
                                    full exercise of the over-allotment option), Mr. Hughes
                                    would beneficially own 12,802,238 shares of Common Stock
                                    (including the 550,000 foundation shares), representing
                                    42.4% of the Company's currently outstanding Common
                                    Stock. During the term of the DECS and the Stockholder
                                    DECS, Mr. Hughes will retain the right to vote and
                                    receive dividends on the shares of Common Stock subject
                                    to the Stockholder DECS. See "Plan of Distribution."

Use of Proceeds...................  All of the shares of Common Stock covered by this
                                    Prospectus are beneficially owned by the Selling
                                    Stockholder, who may deliver such shares to Salomon
                                    pursuant to the Stockholder DECS. See "Plan of
                                    Distribution." The Company will not receive any of the
                                    proceeds from the sale of the DECS or the delivery
                                    thereunder of the Common Stock to which this Prospectus
                                    relates. See "Use of Proceeds."

Nasdaq National Market symbol of
  the Common Stock................  HERB

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                                 NINE MONTHS
                                                                                             ENDED SEPTEMBER 30,
                                                     YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------  --------------------
                                        1991       1992       1993       1994       1995       1995       1996
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Retail sales........................  $ 190,976  $ 405,092  $ 693,015  $ 884,058  $ 923,644  $ 666,223  $ 867,203
Less--Distributor allowances on
  product purchases.................     88,407    190,669    328,270    417,177    434,640    312,526    409,984
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales...........................    102,569    214,423    364,745    466,881    489,004    353,697    457,219

Cost of sales.......................     33,892     63,138    103,834    130,707    143,557    103,542    123,914

Royalty overrides...................     28,312     60,851    107,381    125,820    138,940     98,434    134,091
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating margin....................     40,365     90,434    153,530    210,354    206,507    151,721    199,214

Marketing, distribution and
  administrative expenses...........     31,737     59,583     88,918    139,629    176,046    130,282    151,878
Restructuring expenses..............     --         --         --         --          2,300     --         --
Interest income--net................        118        689      1,729      2,919      3,404      2,067      3,004
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes..........      8,746     31,540     66,341     73,644     31,565     23,506     50,340
Income taxes........................      1,663     11,464     25,160     27,616     11,837      8,815     19,379
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income..........................  $   7,083  $  20,076  $  41,181  $  46,028  $  19,728  $  14,691  $  30,961
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings per share:
  Primary...........................      $0.33      $0.79      $1.47      $1.50      $0.65      $0.48      $1.00
  Fully diluted.....................      $0.27      $0.74      $1.47      $1.50      $0.65      $0.48      $0.99
Cash dividends per common share.....     --          $0.15      $0.49      $0.80      $0.74      $0.59      $0.45

                                                                     FEBRUARY 28,
                                      ---------------------------------------------------------------------------
                                        1991       1992       1993       1994       1995       1996       1997
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
OTHER DATA:
Approximate number of supervisors...   12,000     18,000     41,000     75,000     90,000     99,000

                                                                DECEMBER 31,
                                      ----------------------------------------------------------------
                                        1991       1992       1993       1994       1995       1996
                                      ---------  ---------  ---------  ---------  ---------  ---------
Number of countries.................     11         15         16         24         32         34

                                                          DECEMBER 31,
                                      -----------------------------------------------------
                                        1991       1992       1993       1994       1995      SEPTEMBER 30, 1996
                                      ---------  ---------  ---------  ---------  ---------  --------------------
                                                                (AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
  marketable securities.............  $  10,741  $  28,847  $  79,354  $  59,113  $ 104,226       $  115,476
Working capital.....................      5,519     18,732     72,723     89,825     85,126           93,169
Total assets........................     27,912     61,089    130,820    174,057    207,690          231,337
Long-term obligations...............        324      1,045        994      1,014      1,779            1,673
Stockholders' equity................      8,871     23,913     81,202    109,815    109,530          121,654

                                  RISK FACTORS

    Prior to making an investment decision, prospective investors should consider carefully the information set forth below, as well as the other information contained in this Prospectus.

DEPENDENCE ON DISTRIBUTORS

    The Company's success depends in significant part upon its ability to attract, maintain and motivate a large base of distributors. In its efforts to attract and retain distributors, the Company competes with other network marketing organizations, including those in the weight management, food and dietary supplement and personal care product industries. In addition, as a result of the Company's network marketing system and its international sponsorship program, the distributor organizations headed by a relatively small number of key distributors are responsible for a significant percentage of total retail sales (in many cases, including retail sales in several different countries). The Company does not believe that the loss of any key distributor would necessarily result in the loss of a significant number of that distributor's downline organization members because of the Company's generally good relations with its distributors and because of the significant incomes that many distributors would forego by ceasing to distribute the Company's products. However, the loss of a key distributor, together with a significant number of downline distributors, or the loss of a significant number of distributors for any reason, could adversely affect sales of the Company's products and could impair the Company's ability to attract new distributors.

    The Company's ability to attract and retain distributors has been and could again be negatively affected by adverse publicity and regulatory action relating to the Company, its products or its operations, including its network marketing system. In the mid-1980s, the Company's products and marketing system became the subject of regulatory scrutiny in the United States, resulting in large part from claims and representations made about the Company's products (including impermissible therapeutic claims). The resulting adverse publicity caused a rapid, substantial loss of distributors in the United States and a corresponding reduction in sales beginning in 1985. More recently, adverse publicity in other markets, including Brazil, France and Germany, contributed to a loss of distributors and a decline in sales in those markets. See "--Sales and Earnings Volatility." The Company expects that its business in particular markets will, from time to time, continue to be adversely affected by negative publicity or regulatory action. See "Business--Network Marketing System; Geographic Areas of Operations; Regulation; Growth Strategy."

REGULATION

    In both its United States and foreign markets, the Company is subject to and affected by extensive governmental regulations, including, among other things, regulations pertaining to (i) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of the Company's products,
(ii) product claims and advertising (including direct claims and advertising by the Company, as well as claims and advertising by distributors for which the Company may be held responsible), (iii) the Company's network marketing system,
(iv) transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties, and (v) taxation of distributors, which in some instances may impose an obligation on the Company to collect the taxes and maintain appropriate records. See "Business--Regulation."

    The Company could be found not to be in compliance with existing regulations as a result, among other things, of the ambiguous nature of certain of the regulations, the considerable interpretive and enforcement discretion given to regulators or misconduct by distributors, who are generally independent contractors over whom the Company has limited control. Any assertion or determination that the Company or its distributors are not in compliance with existing regulations could have a material adverse effect on the Company. The Company's business has been materially, adversely affected in the past as a result of regulatory activities. See "--Sales and Earnings Volatility."

    In addition, the adoption of new regulations in the United States or in any of the Company's international markets, or changes in the interpretation of existing regulations, could have a material adverse effect on the Company. For example, in December 1995, the United States Food & Drug Administration (the "FDA") issued proposed regulations that govern the labeling of dietary supplements, including how to declare nutritional information, how to make permissible "statements of nutritional support" and when additional, defined terminology may be used on dietary supplements. The proposed regulations were expected to become final at the end of 1996; as of this date, however, no final regulations have been issued. The proposed regulations would require the Company to revise a substantial number of its labels at an undetermined, but likely immaterial, expense to the Company. Further, in certain markets, including the U.S., claims made with respect to weight management, dietary supplement, personal care or other products of the Company may change the regulatory status of the products. In the U.S., for example, it is possible that the FDA could take the position that claims relating to certain products fall within an "over-the-counter monograph" (see "Business--Regulation"), such that the regulatory status of those products in the U.S. is or could become unclear.

    The U.S. Federal Trade Commission ("FTC"), which exercises jurisdiction over the advertising of all the Company's products, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials, which are utilized by the Company. While the Company has not been the target of FTC enforcement action for the advertising of its products, there can be no assurance that the FTC will not question the Company's advertising or other operations in the future.

    As a marketer of food and dietary supplements and other products that are ingested by consumers, the Company is subject to the risk that one or more of the ingredients in its products may become the subject of adverse regulatory action. For example, one of the ingredients in the Thermojetics-Registered Trademark- original green herbal tablet is a Chinese herb, Ma Huang, which contains naturally-occurring ephedrine in small quantities. Ephedrine products have been the subject of adverse publicity in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. Currently, the Company offers the Thermojetics-Registered Trademark- original green herbal tablet only in the United States (except in certain states in which regulations may prohibit or restrict the sale of such product). In response to potential federal regulatory proposals that may have affected the sale of the Thermojetics-Registered Trademark- original green herbal tablet in the United States, the Company suspended sales of the product for approximately three months commencing in July 1995 and introduced a reformulated herbal green tablet that did not contain Ma Huang. When no such regulations were proposed or issued, the Company renewed sales of Thermojetics-Registered Trademark- original green herbal tablets in the United States in October 1995 (except in certain states in which regulations may prohibit or restrict the sale of such product). During the three-month suspension period, the Company did not experience a material change in the level of sales of the reformulated Thermojetics-Registered Trademark-green tablets versus sales of the Thermojetics-Registered Trademark- original green tablets in the recently preceding months. However, it is possible that a longer suspension period could have resulted in a decrease in sales of the reformulated Thermojetics-Registered Trademark- green tablets or other products within the Thermojetics-Registered Trademark- Weight Management System (even though such products do not contain Ma Huang). The
Thermojetics-Registered Trademark- original green herbal tablet accounted for 2.1% and 2.7% of total retail sales in 1995 and in the nine months ended September 30, 1996, respectively, although the marketing of the Thermojetics-Registered Trademark- weight management tablets (original green, green, beige and yellow) and other products in the Thermojetics-Registered Trademark- line have contributed significantly to the Company's retail sales. The Company also previously offered the Thermojetics-Registered Trademark- original green herbal tablet in Canada but, in response to Canadian marketing issues and regulatory concerns, suspended sales of the product in February, 1994.

    The FDA has on record a small number of reports of adverse reactions allegedly resulting from the ingestion of Ma Huang contained in the Company's Thermojetics-Registered Trademark- original green tablet. The Company has not received any communications from the FDA with respect to these reports. However, many other companies manufacture products containing various amounts of Ma Huang and the FDA has on record hundreds of reports of adverse reactions to these products. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing ephedrine that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy, because these products pose significant adverse health risks, including dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death. The Company does not market its Ma Huang product with any of these claims. The FDA stated that it intended to issue a proposed regulation regarding ephedrine-containing products by December 31, 1996; however, no proposal has been issued to date. There can be no assurance that the FDA will not seek to impose additional regulations, possibly prohibiting, limiting potencies or placing other restrictions on the sale of such products. In addition, several states either regulate or are considering regulating ephedrine-containing products as controlled substances or prohibiting the sale of such products by persons other than licensed pharmacists. These regulations could have an adverse effect on the Company's sale of the Thermojetics-Registered Trademark- original green herbal tablet and possibly other products.

    There is a risk that the Company's product containing Ma Huang may become subject to further federal, state, local or foreign laws or regulations, which could require the Company to: (i) withdraw or reformulate its product with reduced ephedrine levels or with a substitute for Ma Huang and/or (ii) relabel its product with different warnings or revised directions for use and/or (iii) not make certain statements, possibly including weight loss, with respect to any product containing Ma Huang. Even in the absence of further laws or regulation, the Company may elect to reformulate and/or relabel its product containing Ma Huang. While the Company believes that its Ma Huang product could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have an adverse effect on sales of such product or related products within the Thermojetics-Registered Trademark-Weight Management Program even though such products do not contain Ma Huang.

    A limited number of the products sold by the Company are labeled as over-the-counter ("OTC") drugs as opposed to dietary supplements, conventional foods or personal care items. Many OTC drug products do not require pre-approval by the FDA, but must comply with applicable OTC monographs, which prescribe permissible ingredients and appropriate labeling language. In addition, either the Company or its supplier must register and file annual drug listing information with the FDA. Because the FDA could take the position that claims made with respect to any product of the Company fall within an OTC monograph, the regulatory status of some of the Company's products is or could become unclear. If any enforcement were undertaken, the Company could be required to relabel or reformulate such products.

    Governmental regulations in countries where the Company plans to commence or expand operations may prevent or delay entry into the market. In addition, the Company's ability to sustain satisfactory levels of sales in its markets is dependent in significant part on its ability to introduce additional products into such markets. However, government regulations in the Company's markets, both domestic and international, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of the Company's products. For example, during the third quarter of 1995, the Company received inquiries from certain government agencies within Germany and Portugal regarding the Company's product, Thermojetics-Registered Trademark- Instant Herbal Beverage, relating to the caffeine content of the product and the status of the product as an "instant tea," which was disfavored by regulators, versus a "beverage." The sale of this product in these countries was subsequently suspended by the Company at the request of the regulators. Further, such regulatory action, whether or not it results in a final determination adverse to the Company, could create negative publicity (as it did in Germany with respect to Thermojetics-Registered Trademark- Instant

Herbal Beverage), with detrimental effects on the motivation and recruitment of distributors and, consequently, on sales. See "Business--Regulation; Geographic Areas of Operations."

    The Company may be subject to challenges to the legality of its network marketing system based on claims that such system is an illegal "pyramid scheme" or similar allegations. For example, see the discussion of WEBSTER V. OMNITRITION INTERNATIONAL, INC. in "Business--Regulation." While the Company believes that its network marketing system complies with all applicable laws, there can be no assurance that such challenges will not be made or made successfully or that other legal developments in this area will not have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

    The business of the Company, particularly the operation of its distributor network, is substantially dependent upon the active participation of Mark Hughes, the Company's principal stockholder, Chairman of the Board, Chief Executive Officer and President. The loss of Mr. Hughes' services would adversely affect the business of the Company. The Company does not maintain key man life insurance on Mr. Hughes.

SALES AND EARNINGS VOLATILITY

    The Company's sales and earnings have been subject to significant volatility in the past. In the mid-1980s, the Company's products and network marketing system became the subject of regulatory scrutiny in the United States resulting in large part from claims and representations made about the Company's products, including impermissible therapeutic claims. Although the Company responded by instituting certain regulatory compliance measures (see "Business--Regulation"), as a result of the adverse publicity generated by the regulatory activities the Company experienced, beginning in 1985, a rapid, substantial loss of distributors in the United States and a corresponding reduction in sales. In addition, the Company's sales in the United States were adversely affected by competition from other weight management products. As a consequence, from 1987 (the Company's first full year as a public company) through 1990, the Company's operations resulted either in net losses ($2.4 million in 1990 and $6.3 million in 1988) or modest net income ($1.0 million in 1989 and $1.1 million in 1987). More recently, adverse publicity and regulatory action in other markets, including France and Germany, resulted in a loss of distributors and a decline in sales in those markets, contributing to a reduction in worldwide net income from $46.0 million in 1994 to $19.7 million in 1995. The Company expects that its business in particular markets will, from time to time, continue to be adversely impacted by regulatory actions, negative publicity and competition in those markets. See "--Dependence on Distributors" and "Business--Geographic Areas of Operations; Regulation."

    In addition, after entering a new country, the Company has generally experienced an initial period of rapid growth in sales as new distributors were recruited, followed by a decline in sales. The Company believes that this sales trend has been due in part to certain distributor migration patterns as well as regulatory action and adverse publicity in certain markets. In certain of these markets, the opening of new markets within the same geographic region or with the same or similar language or cultural bases has resulted in a corresponding tendency of some key distributors to focus their attention on business opportunities provided by the new markets instead of developing their established downline organizations in existing markets. Additionally, in certain instances, the Company has become aware that certain sales in certain existing markets were attributable to purchasers who distributed such product in countries which had not yet been opened. When these countries were opened, such sales in existing markets shifted to the newly opened markets, resulting in a decline in sales in the existing markets.

    Further, the Company's weight management products have historically contributed a significant portion of the Company's total retail sales. During 1995, the Company's 14 weight management products contributed 75.2% of total retail sales, and one of these products contributed 22.1% of total retail sales. Accordingly, the Company could be adversely affected if, because of regulatory constraints, adverse publicity, competition or other factors, the Company were unable to successfully market its weight management products. See "Business--Product Overview."

    The Company's sales and earnings continue to be subject to significant potential volatility based upon, among other things, the adverse effect of distributors' or the Company's failure, and allegations of their failure, to comply with applicable regulations, which have in the past and could again in the future result in the removal of certain products from sale in certain countries, either temporarily or permanently; the negative impact of changes in or interpretations of regulations that may limit or restrict the sale of certain of the Company's products, the operation of its network marketing system, the expansion of its operations into new markets, the introduction of its products into each market and the recruitment and retention of distributors; the inability of the Company to introduce new products or the introduction of new products by the Company's competitors; general conditions in the weight management, food and dietary supplement and personal care industries or the network marketing industry; and consumer perceptions of the Company's products and operations. In particular, because the Company's products are ingested by consumers or applied to their bodies, the Company is highly dependent upon consumers' perception of the safety, quality and efficacy of its products. As a result, substantial negative publicity concerning one or more of the Company's products or other products similar to the Company's products could adversely affect the Company's sales and earnings.

DEPENDENCE UPON MATERIAL FOREIGN MARKETS

    For 1995 and the nine months ended September 30, 1996, 63.9% and 75.3% of the Company's total retail sales, respectively, were generated outside the United States. Such reliance on foreign markets exposes the Company to the risks associated with foreign operations, including, among other things, changes in or interpretations of foreign regulations that may limit the Company's ability to sell certain products, conduct a network marketing system or repatriate profits to the United States, and the potential imposition of trade or foreign exchange restrictions or increased tariffs. The Company is also exposed to risks associated with foreign currency fluctuations. For instance, the Company's purchases from suppliers are made in U.S. dollars while its sales to distributors are generally made in local currencies; accordingly, strengthening of the U.S. dollar versus a foreign currency can have a negative impact on the Company. Although the Company engages in transactions to protect against certain risks associated with foreign currency fluctuations, there can be no assurance that such fluctuations will not have an adverse effect on the Company. As the Company continues to expand its international operations, these and other risks associated with international operations are likely to increase. See "--Regulation" and "Business--Geographic Areas of Operations."

    Further, during the nine months ended September 30, 1996, of the 33 countries in which the Company operated during that period, 13 countries experienced an aggregate increase in retail sales of $377.8 million as compared with the corresponding period in 1995. Japan, Russia and Brazil accounted for 80.1% of this increase. The growth in these 13 countries was offset by a $176.8 million aggregate decrease in retail sales in the remaining 20 countries in which the Company operates. In addition, despite the substantial growth in Japan, Russia and Brazil during the first nine months of 1996, the growth rate for retail sales in Japan and Russia declined over the course of the three months ended December 31, 1996, and the Company experienced generally declining retail sales in Brazil over the course of the nine months ended September 30, 1996. Further, the addition of new supervisors declined in Japan and Russia during the three months ended December 31, 1996 and in Brazil over the course of the nine months ended September 30, 1996 (with a moderate increase in Brazil during the fourth quarter of 1996), and sales of distributor kits (I.E., the package of products and literature purchased in order to become a distributor) declined in Russia during the three months ended December 31, 1996 and in Brazil over the course of 1996. The Company may continue to experience these trends in the future. The Company expects that its business in these and other markets will, from time to time, continue to be adversely affected by regulatory action, negative publicity, competition and other factors. See "--Sales and Earnings Volatility" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments and Outlook."

    In addition, the Company's operations in certain markets may be adversely affected by political, economic and social instability in those countries. In Russia, for instance, a difficult business environment has thus far prevented the Company from establishing a physical presence through a sales or distribution center and has instead required the Company to rely on various import/export companies located in Russia to conduct transactions in the Company's products with Russian distributors. See "Business--Geographic Areas of Operations."

UNCERTAINTIES ASSOCIATED WITH BUSINESS EXPANSION

    The Company's continued growth is dependent in significant part upon its ability to expand its operations into new markets. As compared to new market openings in the past, the Company may have greater difficulty opening new markets in the future due to greater regulatory barriers, the necessity of adapting to entirely new regulatory systems and problems related to entering new markets with different cultural bases and political systems from those encountered in the past. In addition, the Company's success has been and will continue to be significantly dependent on its ability to manage rapid growth, through expansions and enhancements of its worldwide personnel and management and information, order processing and fulfillment, inventory and shipping systems and other aspects of operations. From time to time, the Company has experienced out-of-stock situations with respect to certain products. As the Company continues to add distributors, products and countries to its operations, the ability to manage this growth will represent an increasing challenge. See "Business--Geographic Areas of Operations; Regulation."

RELIANCE ON OUTSIDE MANUFACTURERS

    All of the Company's products are manufactured by outside companies. Raven Industries, Inc. ("Raven") manufactures the Company's powder products, and D&F Industries, Inc. ("D&F") supplies the Company's tablet products, including Activated Fiber,-TM- one of the Company's tablet products, pursuant to a licensing agreement with Dynamic Products, Inc. ("Dynamic"). In addition, in May 1993, the Company entered into requirements contracts with each of Raven, D&F and Dynamic, pursuant to which the Company has agreed to purchase all of its requirements of powder products from Raven and all of its requirements of tablet, capsule, liquid, cream and lotion products from Dynamic or D&F to the extent each such manufacturer is capable or becomes capable of manufacturing such products. Except with respect to certain research and development related to its personal care product line, the Company does not maintain its own product research, development and formulation staff and relies on Raven, D&F and other outside manufacturers for such services. These services provided by Raven and D&F are important to the Company. The Company's ability to enter new markets and sustain satisfactory levels of sales in each market is dependent currently in significant part upon the ability of Raven and D&F to reformulate existing products for introduction into the Company's markets. The development of additional new products in the future will likewise be dependent in significant part on the services of Raven and D&F. See "Business--Product Overview--Product Manufacturing and Development."

    The Company's contracts with Raven, D&F and Dynamic are due to expire in January 1998, subject to automatic extension on the same terms for a period of five years unless notice to the contrary is provided by either party no later than six months prior to expiration. The Company is currently negotiating new contracts with Raven, D&F and Dynamic. However, there can be no assurance that Raven and D&F will continue to provide the product manufacturing, research, development and formulation services that they have in the past. The Company interacts regularly with outside third party suppliers (E.G., with respect to the personal care line) regarding product manufacturing. In the event the Company's contracts with Raven, D&F and Dynamic are not extended or replaced, the Company believes that it has or can obtain in a timely manner alternative sources of supply for substantially all of its weight management products and food and dietary supplements and that the failure to extend or replace the existing

Raven, D&F and Dynamic contracts would not have a material adverse effect on the Company, although there can be no assurance in this regard. The Company has commenced the process of identifying and evaluating alternative sources of supply for weight management products and food and dietary supplements, among other things, as the beginning of a contingency plan in the event that contract extensions or replacements with the existing manufacturers are not achieved. However, the Company's business could be adversely affected if its relationship with Raven or D&F were impaired. See "Business--Product Overview--Product Manufacturing and Development."

OWNERSHIP OF PROPRIETARY RIGHTS

    The Company does not own the proprietary rights to its weight management products and food and dietary supplements. However, Raven and D&F have granted the Company the exclusive right to market any product which the Company purchases from these suppliers. Further, the Company has obtained or has applications pending for trademark registration of certain of its tradenames in certain jurisdictions. However, there can be no assurance that another company will not replicate one of the Company's products. In addition, Raven and D&F own certain product formulations and manufacturing processes relating to the Company's products. Two individuals (not affiliates of the Company) are principal stockholders of each of D&F, Raven and Dynamic. Mark Hughes owns a one-third ownership interest in Raven and a one-fifth ownership interest in Dynamic. See "Business--Product Overview" and "Certain Transactions."

ABSENCE OF CLINICAL STUDIES AND SCIENTIFIC REVIEW; POTENTIAL MISUSE OF PRODUCTS

    In general, the Company's products consist of weight management products, food and dietary supplements and personal care products (a limited number of which have been or may be classified in the U.S. as OTC drugs) which the Company believes do not require approvals from the FDA or, in the United States market, other regulatory agencies, prior to sale. The Company does not conduct clinical studies of its products. The Company's products consist of herbs, vitamins, minerals and other ingredients that the Company regards as safe when taken as suggested by the Company. However, because the Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies, the Company could be adversely affected in the event any of the Company's products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, because of the Company's dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from consumers' use or misuse of the Company's products or any similar products distributed by other companies could have a material adverse impact on the Company. See "Business--Product Overview."

COMPETITION

    The Company is subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market weight management, food and dietary supplement and personal care products as well as other types of products. Some of the Company's competitors are substantially larger and have available considerably greater financial resources than the Company. The Company's ability to remain competitive depends, in significant part, on the Company's success in recruiting and retaining distributors through an attractive compensation plan and other incentives.

    In addition, the business of marketing weight management, food and dietary supplement and personal care products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products or weight management plans (including various prescription drugs) that may rapidly capture a significant share of the market. As a result, the Company's ability to remain competitive depends in part upon the successful introduction of new products. See "Business--Competition."

PRODUCT LIABILITY CLAIMS

    As a marketer of food and dietary supplements and other products that are ingested by consumers or applied to their bodies, the Company may be subjected to various product liability claims, including, among other things, that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. While such claims to date have not been material to the Company and the Company maintains product liability insurance, it is possible that widespread product liability claims and the resultant adverse publicity could negatively affect the Company. See "Business--Product Overview; Regulation."

CONCENTRATION OF STOCK OWNERSHIP

    As of January 27, 1997, Mr. Hughes beneficially owned 17,402,238 shares of the Company's Common Stock (including 550,000 shares which are held in a foundation as to which Mr. Hughes has no pecuniary interest), representing 57.6% of the currently outstanding shares of Common Stock. Accordingly, Mr. Hughes currently has the power to elect the entire Board of Directors of the Company and determine the outcome of all matters submitted to the Company's stockholders for approval. In addition, Mr. Hughes will continue to retain voting power with respect to the shares of Common Stock that are subject to the Stockholder DECS and, therefore, may continue to maintain such voting power throughout the term thereof. Assuming the delivery by Mr. Hughes to Salomon of the maximum number of shares of Common Stock required to satisfy all of the Stockholder DECS (assuming full exercise of the over-allotment option), Mr. Hughes would beneficially own 42.4% of the Company's currently outstanding Common Stock (including the 550,000 foundation shares). See "Plan of Distribution" and "Principal and Selling Stockholders."

SHARES AVAILABLE FOR FUTURE PUBLIC SALE

    In addition to shares already publicly held, as of January 31, 1997, (i) an additional 968,100 shares (including 888,581 shares subject to outstanding stock options that are currently exercisable) have been registered for sale under the Securities Act in connection with various compensation plans of the Company, and
(ii) 13,402,238 shares owned by the Selling Stockholder (not including the 4,000,000 shares subject to the Stockholder DECS (assuming that the over-allotment option relating to the DECS is not exercised)) are currently available for sale pursuant to Rule 144 under the Securities Act, subject to the volume limitations contained in the rule. The Company and the Selling Stockholder have agreed, subject to certain exceptions, not to sell, without the prior written consent of Salomon Brothers, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for such shares for a period of 90 days after the date of this Prospectus. Future sales of substantial amounts of Common Stock could adversely affect prices in the public market.

                                USE OF PROCEEDS

    All of the shares of Common Stock covered by this Prospectus are beneficially owned by the Selling Stockholder. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of the DECS or the delivery thereunder of the Common Stock to which this Prospectus relates.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock has been quoted on the Nasdaq National Market under the symbol "HERB" since April 21, 1992. The table below sets forth, for the periods indicated, the high and low closing bid prices of the Common Stock, as reported on the Nasdaq National Market. The closing bid prices in the table were taken from a written summary provided to the Company by Nasdaq. Prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                                                 CLOSING BID PRICE
                                                                              ------------------------
                                                                                 HIGH          LOW
                                                                              -----------  -----------
1994
  First Quarter.............................................................  $      31    $      171/8
  Second Quarter............................................................         271/2        18
  Third Quarter.............................................................         231/4        16
  Fourth Quarter............................................................         191/8        141/4

1995
  First Quarter.............................................................  $      173/4 $      101/4
  Second Quarter............................................................         131/4        101/8
  Third Quarter.............................................................         151/2         93/4
  Fourth Quarter............................................................          97/8         63/4

1996
  First Quarter.............................................................  $      12    $       85/8
  Second Quarter............................................................         163/8        101/8
  Third Quarter.............................................................         157/8        121/2
  Fourth Quarter............................................................         325/8        151/2

1997
  First Quarter (through February 4, 1997)..................................  $      367/8 $      247/8

    As of January 27, 1997, 30,209,463 shares of the Company's Common Stock were issued and outstanding and were held by 1,148 stockholders of record. For a recent closing sale price of the Common Stock, see the cover page of this Prospectus.

                                DIVIDEND POLICY

    Prior to the third quarter of 1992, the Company had never paid a dividend on its Common Stock. In June 1992, the Company announced the adoption of a cash dividend practice. The Company paid quarterly dividends of $0.18 per share for the dividends paid on February 11, 1994, May 5, 1994 and August 4, 1994, increased the dividend to $0.22 per share for the dividends paid on November 3, 1994, February 2, 1995, May 4, 1995 and August 3, 1995, and reduced the dividend to $0.15 per share for the dividends paid on November 2, 1995, February 15, 1996, May 6, 1996, August 7, 1996 and November 7, 1996. The declaration of dividends in the future will be determined by the Board of Directors in its discretion and the amount of dividends declared and paid in future quarters will depend on, among other factors, the Company's profitability and other planned uses of the Company's cash resources.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The selected consolidated financial data set forth below for each of the years in the five-year period ended December 31, 1995 are derived from the audited consolidated financial statements of the Company. The selected consolidated financial data set forth below for the nine months ended September 30, 1995 and 1996 are derived from unaudited consolidated financial statements of the Company which, in the opinion of the Company, reflect all adjustments (consisting of normal recurring accruals) necessary for the fair statement of the results of the periods presented. Operating results for the nine month periods are not necessarily indicative of the results that may be expected for the entire year. The selected "Other Data" set forth below are derived from unaudited internal records maintained by the Company in the ordinary course of business and, in the opinion of the Company, reflect a fair statement of the specified data for the periods presented. The selected financial and other data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                                                 NINE MONTHS
                                                                                             ENDED SEPTEMBER 30,
                                                     YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------  --------------------
                                        1991       1992       1993       1994       1995       1995       1996
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Retail sales(1)(2)..................  $ 190,976  $ 405,092  $ 693,015  $ 884,058  $ 923,644  $ 666,223  $ 867,203
Less--Distributor allowances on
  product purchases(1)..............     88,407    190,669    328,270    417,177    434,640    312,526    409,984
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales(1)(2).....................    102,569    214,423    364,745    466,881    489,004    353,697    457,219
Cost of sales.......................     33,892     63,138    103,834    130,707    143,557    103,542    123,914
Royalty overrides(1)................     28,312     60,851    107,381    125,820    138,940     98,434    134,091
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating margin....................     40,365     90,434    153,530    210,354    206,507    151,721    199,214
Marketing, distribution and
  administrative expenses...........     31,737     59,583     88,918    139,629    176,046    130,282    151,878
Restructuring expenses..............     --         --         --         --          2,300     --         --
Interest income--net................        118        689      1,729      2,919      3,404      2,067      3,004
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes..........      8,746     31,540     66,341     73,644     31,565     23,506     50,340
Income taxes........................      1,663     11,464     25,160     27,616     11,837      8,815     19,379
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income..........................  $   7,083  $  20,076  $  41,181  $  46,028  $  19,728  $  14,691  $  30,961
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings per share:
  Primary(3)........................      $0.33      $0.79      $1.47      $1.50      $0.65      $0.48      $1.00
  Fully diluted(3)..................      $0.27      $0.74      $1.47      $1.50      $0.65      $0.48      $0.99
Cash dividends per common share.....     --          $0.15      $0.49      $0.80      $0.74      $0.59      $0.45

                                                                     FEBRUARY 28,
                                      ---------------------------------------------------------------------------
                                        1991       1992       1993       1994       1995       1996       1997
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
OTHER DATA:
Approximate number of
  supervisors(4)....................   12,000     18,000     41,000     75,000     90,000     99,000


                                                                DECEMBER 31,
                                      ----------------------------------------------------------------
                                        1991       1992       1993       1994       1995       1996
                                      ---------  ---------  ---------  ---------  ---------  ---------
Number of countries(5)..............     11         15         16         24         32         34

                                                          DECEMBER 31,
                                      -----------------------------------------------------
                                        1991       1992       1993       1994       1995      SEPTEMBER 30, 1996
                                      ---------  ---------  ---------  ---------  ---------  --------------------
                                                                (AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
  marketable securites..............  $  10,741  $  28,847  $  79,354  $  59,113  $ 104,226       $  115,476
Working capital.....................      5,519     18,732     72,723     89,825     85,126           93,169
Total assets........................     27,912     61,089    130,820    174,057    207,690          231,337
Long-term obligations...............        324      1,045        994      1,014      1,779            1,673
Stockholders' equity................      8,871     23,913     81,202    109,815    109,530          121,654

------------------------

(1) For a description of retail sales, distributor allowances on product purchases, net sales and royalty overrides, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Throughout this Prospectus, retail sales and net sales include license fees paid by the Company's licensees in certain countries. See
    "Business--Geographic Areas of Operation." License fees were not material in any year presented.

(3) Primary earnings per share are computed by dividing net income less preferred dividend requirements, by the weighted average number of common and equivalent shares outstanding. The weighted average number of common and equivalent shares outstanding for 1991, 1992, 1993, 1994, 1995 and the nine months ended September 30, 1995 and 1996 were (in thousands) 20,541; 25,243; 28,036; 30,768; 30,313; 30,325; and 31,086, respectively. Fully diluted earnings per share assumes the dilutive effect of convertible preferred stock outstanding from November 13, 1989 to April 30, 1992 and the maximum dilutive effect of stock options using the Treasury Stock method. Common shares used in the calculation for 1991, 1992, 1993, 1994, 1995 and the nine months ended September 30, 1995 and 1996 were (in thousands) 26,282; 27,166; 28,085; 30,768; 30,354; 30,325; and 31,394, respectively.

(4) Supervisors are those distributors who qualify as supervisors, generally, by purchasing, either from the Company or other distributors, products representing at least 4,000 "volume points" in one month or 2,500 "volume points" in two consecutive months (volume points are point values assigned to each of the Company's products that are equal in all countries and are based on the suggested retail price of U.S. products). See "Business--Marketing." Every February 28th (which is the end of the first supervisor qualification period of each year), the Company deletes from the rank of supervisor those supervisors who did not satisfy the supervisor qualification requirements during the preceding twelve months. Distributors who meet the supervisor requirements at any time during the year are promoted to supervisor status at such time (including any supervisors who were deleted on February 28th but who subsequently requalified). The Company relies on distributors' certifications as to the amount and source of their product purchases from other distributors. Although the Company applies certain review procedures with respect to such certifications, they are not directly verifiable by the Company.

(5) For a list of all the countries in which the Company currently operates, see "Business--Geographic Areas of Operations."

                                 CAPITALIZATION

    The following table sets forth the short-term obligations and capitalization of the Company as of September 30, 1996. This table should be read in conjunction with the Consolidated Financial Statements and the related notes included elsewhere or incorporated by reference in this Prospectus.

                                                                                             SEPTEMBER 30, 1996
                                                                                           -----------------------
                                                                                           (AMOUNTS IN THOUSANDS)
Short-term obligations
  Current maturities of long-term obligations(1).........................................        $       974
                                                                                                  ----------
                                                                                                  ----------
Long-term obligations(1)
  Bank loans and contracts payable.......................................................        $     1,673

Stockholders' equity
  Common Stock, $.01 par value; authorized 100,000,000 shares; issued 29,580,864
    shares...............................................................................                296
  Paid-in capital in excess of par value.................................................             35,849
  Retained earnings (includes cumulative translation adjustment of $305,000).............             86,665
  Less: Unrealized loss on marketable securities.........................................                (43)
       Unearned compensation(2)..........................................................             (1,113)
                                                                                                  ----------
  Total stockholders' equity.............................................................            121,654
                                                                                                  ----------
  Total capitalization...................................................................        $   123,327
                                                                                                  ----------
                                                                                                  ----------

------------------------

(1) For a description of long-term obligations, see Note 4 of Notes to Consolidated Financial Statements.

(2) Represents unamortized compensation expense related to restricted stock grants to two of the Company's executive officers.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RECENT DEVELOPMENTS AND OUTLOOK

    The Company utilizes a worldwide network marketing system to market weight management products, food and dietary supplements and personal care products. As of September 30, 1996, the Company conducted business in 33 countries located throughout The Americas, Europe and Asia/ Pacific Rim.

    The Company has reported increased annual retail sales and net sales in each year since 1988 and has reported profits for each year since 1990. See "--Presentation of Retail Sales." In the last five years, retail sales increased from $191.0 million in 1991 to $923.6 million in 1995, representing a compound annual growth rate of 48.3%, and net income increased from $7.1 million in 1991 to $19.7 million in 1995, representing a compound annual growth rate of 29.2%. For the nine months ended September 30, 1996, retail sales and net income increased by $201.0 million or 30.2% and $16.3 million or 110.7%, respectively, compared to the corresponding period in 1995. The increase for the nine-month period was primarily due to an expansion of operations into new geographic markets.

    The Company markets its products globally. For the nine months ended September 30, 1996, 75.3% of retail sales were attributable to markets located outside of the United States. The following summarizes the Company's retail sales by region for the time periods indicated.

                                                                                        NINE MONTHS          NUMBER OF
                                                                                           ENDED             COUNTRIES
                                                       YEAR ENDED DECEMBER 31,         SEPTEMBER 30,           OPEN
                                                   -------------------------------  --------------------       AS OF
                                                     1993       1994       1995       1995       1996         9/30/96
                                                   ---------  ---------  ---------  ---------  ---------  ---------------
                                                                        (DOLLAR AMOUNTS IN MILLIONS)
The Americas.....................................  $   273.9  $   354.3  $   406.2  $   289.7  $   302.1             7
Europe...........................................      391.5      473.2      373.9      282.6      324.4            20
Asia/Pacific Rim.................................       27.6       56.5      143.5       93.9      240.7             6
                                                                                                                    --
                                                   ---------  ---------  ---------  ---------  ---------
    Total Retail Sales...........................  $   693.0  $   884.0  $   923.6  $   666.2  $   867.2            33
                                                                                                                    --
                                                                                                                    --
                                                   ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------

    For the nine months ended September 30,1996, a relatively small number of countries accounted for a large proportion of the $201.0 million increase in retail sales. Of the 33 countries in which the Company operated during the nine months ended September 30, 1996, 13 countries experienced an aggregate increase in retail sales of $377.8 million as compared with the comparable 1995 period. Japan, Russia and Brazil accounted for 80.1% of this increase. The growth in these 13 countries was offset by a $176.8 million aggregate decrease in retail sales in the remaining 20 countries in which the Company operated. As part of its growth strategy, management has recently implemented a plan to revitalize sales in countries where the Company has experienced a loss of retail sales. See "Business-- Growth Strategy." The concentration of increased retail sales in a small number of countries is expected to make the Company's earnings in future periods more susceptible to various risks described in "Risk Factors" above, including "Dependence Upon Material Foreign Markets."

    Subsequent to commencement of operations in 1980, the Company's network of independent distributors has grown substantially to include 99,000 supervisors as of February 28, 1996 and a much larger number of distributors. Although the Company believes that the number of supervisors has continued to grow during 1996, the Company has experienced a decline in the addition of new supervisors during certain periods in 1996 in several of its major markets. The addition of new supervisors declined in Japan and Russia over the course of the three months ended December 31, 1996 and in Brazil over the course of the nine months ended September 30, 1996 (with a moderate increase in Brazil during the fourth quarter of 1996), and sales of distributor kits declined in Russia over the course of the three months ended December 31, 1996 and in Brazil over the course of 1996. Furthermore, despite the substantial growth in Japan, Russia and Brazil in 1996, the rate of growth of retail sales declined in Japan and Russia over the course of the three months ended December 31, 1996, and retail sales generally declined in Brazil over the course of the nine months ended September 30, 1996.

    Consistent with the Company's growth strategy, the Company has continued its efforts to expand its global presence by opening operations in new countries where the Company believes there is or will be demand for its products and participation in its network marketing system. From January 1, 1992 through September 30, 1996, the Company commenced operations in 23 new countries. In the first nine months of 1996, these countries contributed $539.2 million of retail sales, representing 62.2% of the Company's total retail sales. During the first nine months of 1996, the Company commenced operations in one new country and subsequently opened an additional country in the fourth quarter of 1996. The Company will continue to expand its operations in new countries as part of its growth strategy. Potential new markets currently include Chile, China, India, Indonesia, Malaysia, Thailand, Turkey and Ukraine. There can be no assurance that the opening of any new markets will occur as planned or that any markets opened will generate significant retail sales. See "Business--Growth Strategy."

    There are a number of factors that can adversely impact the success of the Company's business in any of its existing or potential markets. These factors include the regulatory environment, consumer acceptance of network marketing companies, the presence of possible competitors, adverse publicity and in-region cultural or demographic factors. In several of the Company's markets, the Company has experienced one or several of these factors, resulting in a decline in retail sales. For instance, in France in late 1994 through 1995, certain reports erroneously alleged that the Company was in some manner affiliated with a disfavored religious group. During the third quarter of 1995, the Company received inquiries from certain governmental agencies within Germany and Portugal relating to the Company's product, Thermojetics-Registered Trademark-Instant Herbal Beverage. The inquiries related to the caffeine content of the product and the status of the product as an "instant tea," which was disfavored by the regulators, versus a "beverage." The sale of this product in these countries was subsequently suspended by the Company at the request of the regulators. As a result of this and other factors, retail sales in Germany
declined from $159.5 million in 1994 to $   million for 1996. See "Risk
Factors--Sales and Earnings Volatility" and "Business--Geographic Areas of Operations--Geographic Sales Trends."

    The Company believes that, in certain of its markets, the opening of other new markets within the same geographic region or with the same or similar language or cultural bases has resulted in a corresponding tendency of some key distributors to focus their attention on business opportunities provided by new markets instead of developing their established downline organizations in existing markets. Additionally, in certain instances, the Company has become aware that certain sales in certain existing markets were attributable to purchasers who distributed such product in countries which had not yet been opened. When these countries were opened, such sales in existing markets shifted to the newly opened markets, resulting in a decline in sales in the existing market.

    Further, the Company's weight management products have historically contributed a significant portion of the Company's total retail sales. During 1995, the Company's 14 weight management products contributed 75.2% of total retail sales, and one of these products contributed 22.1% of total retail sales. As a result, in 1995, the Company sought to diversify its product offerings by substantially expanding its personal care product line to include skin care, perfumes, hair care, body lotions, soaps and gel products. This rapid introduction of such products stimulated sales of the personal care product line, which generated $107.4 million in retail sales in 1995. This level of sales declined during the first nine months of 1996 to $74.1 million, a 1.9% decrease from the comparable 1995 period, as the Company reduced the number of new product introductions within this category. In addition, in 1996 the Company expanded its line of nutritional products in the United States by adding 12 new products. The Company intends to continue to introduce its most popular existing products into international markets where they are not currently offered, subject to its ability to reformulate such products to meet applicable regulatory requirements. In addition, the Company intends to introduce up to 15 new products in 1997, including a new weight management program consisting of several products and up to ten personal care products.

PRESENTATION OF RETAIL SALES

    Throughout this Prospectus, "retail sales" are determined as the gross sales amounts reflected on the Company's invoices to its distributors. The Company does not receive the amount reported as "retail sales," and the Company does not monitor the actual retail prices charged for the Company's products. "Net sales" represent the actual purchase prices paid to the Company by its distributors, after giving effect to distributor discounts (referred to as "distributor allowances"), which total approximately 50% of suggested retail sales prices. The Company receives its net sales price in cash or through credit card payments upon receipt of orders from distributors. The Company's "operating margin" consists of net sales less (i) "cost of sales," consisting of the prices paid by the Company to its manufacturers for products and costs related to product shipments, foreign duties and tariffs and similar expenses, and (ii) "royalty overrides," currently consisting of (a) royalties (5% to 15%) and bonuses (from 2% to 6%) on the suggested retail sales prices of products earned by qualifying distributors on sales within their distributor organizations, and (b) the President's Team Bonus payable to certain of the Company's most senior distributors in the aggregate amount of up to an additional 1% of product retail sales. Royalty overrides as shown on the financial statements and selected financial data appearing elsewhere herein are net of a handling fee (6% of retail sales effective April 1, 1994, previously 5%) charged by the Company to its distributors on purchases of products from the Company.

    The Company's use of "retail sales" in reporting financial and operating data reflects the fundamental role of "retail sales" in the Company's accounting systems, internal controls and operations, including the basis upon which distributor bonuses are paid. The retail sales price of the Company's products is reflected in distributor invoices as the price charged to distributors together with, in most cases, a deduction for the corresponding distributor allowance. The U.S. retail sales price is used by the Company to calculate, among other things, royalty overrides and "volume points" earned by distributors. Volume points are point values assigned to each of the Company's products that are equal in all countries and are used as a supervisor qualification criteria. In addition, management relies upon "retail sales" data reflected in daily sales reports to monitor results of operations in each of the Company's markets.

    The significance of the Company's "net sales" is to reflect, generally, the prices actually received by the Company after deducting the basic distributor allowance, but before deducting royalty overrides and bonuses. The ratio of the Company's "retail sales" to "net sales" is relatively constant because distributor allowances historically total approximately 50% of suggested retail sales prices. Accordingly, factors that affect "retail sales" generally have a corresponding and proportionate effect on "net sales." To the extent the ratio of "retail sales" to "net sales" varies from period to period, such variances have resulted principally from sales of the Company's distributor kits and other educational and promotional materials, for which there are no distributor allowances. Sales of such items initially decreased and thereafter stabilized as a percentage of total retail sales since 1991, but such decreases have not had a material impact on the ratio of the Company's "retail sales" to "net sales" or on the Company's operating margin.

    The Company's results of operations for the periods described below are not necessarily indicative of results of operations for future periods, which depend upon numerous factors including the Company's ability in the future to enter new markets and introduce additional and new products into its markets.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1996 TO
  NINE MONTHS ENDED SEPTEMBER 30, 1995

    Retail sales for the nine months ended September 30, 1996 increased 30.2% to $867.2 million from $666.2 million for the 1995 period. Retail sales of personal care products for the nine months ended September 30, 1996 decreased 1.9% to $74.1 million from $75.5 million for the 1995 period, due in part to fewer personal care product introductions in the first nine months of 1996 as compared to the prior year period.

    Regionally, retail sales for the nine months ended September 30, 1996 as compared with the 1995 period increased 156.3% in Asia/Pacific Rim (to $240.7 million from $93.9 million), 14.8% in Europe (to $324.4 million from $282.6 million) and 4.3% in The Americas (to $302.1 million from $289.7 million).

    Increases in overall retail sales, particularly in the past year, have resulted largely from increases in retail sales in the Asia/Pacific Rim region where retail sales increased $146.8 million for the nine months ended September 30, 1996 compared to the corresponding period in the prior year. This increase is predominately attributable to a $151.1 million increase in retail sales in Japan, which was offset by modest declines in Australia and the Philippines. Retail sales in Japan were $197.6 million or 82.1% of Asia/Pacific Rim retail sales for the period. Management expects that Japan, along with other Asia/Pacific Rim countries such as Taiwan and Korea, will continue to contribute significantly to the Company's retail sales growth in future periods.

    The Company has also experienced substantial growth within selected countries in the European region. Within the European region, retail sales increased $41.8 million for the nine month period ended September 30, 1996 compared to the corresponding period in the prior year. The largest impact resulted from Russia, which contributed retail sales of $102.2 million for the nine months ended September 30, 1996. Retail sales in the new European countries were $18.5 million over the same period. Offsetting the contribution of these sales were retail sales declines in established countries, Germany in particular, which experienced a retail sales decrease of $61.1 million for the nine months ended September 30, 1996 as compared to the 1995 period. The decrease in Germany was due in part to the July 1995 suspension of sales of Thermojetics-Registered Trademark- Instant Herbal Beverage in that country and the adverse publicity stemming from the suspension.

    In The Americas, combined retail sales for the nine months ended September 30, 1996 increased $12.4 million, or 4.3%, as compared to the 1995 period. As compared to the prior year, retail sales decreased for the nine months ended September 30, 1996 in the United States and several South American countries, offset by Brazil, which opened in the fourth quarter of 1995. The opening of Brazil resulted in sales for the nine months ended September 30, 1996 of $61.8 million. U.S. retail sales accounted for $214.2 million, or 24.7%, of worldwide retail sales during the nine months ended September 30, 1996, as compared to $254.3 million, or 38.2%, for the 1995 period. The reduction in U.S. retail sales is attributable in part to the Company's commencement of operations in Brazil and the continuing effect of the commencement of operations in Russia in July 1995. The Company is aware that, prior to the opening of Brazil and Russia, some retail sales in the U.S. were for products purchased in the U.S. but re-directed to Brazil or Russia by distributors. The Company expects that U.S. retail sales may continue to be impacted as the expansion of operations in international markets continues.

    The Company's operating margin increased 31.3% to $199.2 million for the nine months ended September 30, 1996 from $151.7 million in the 1995 period. As a percentage of retail sales, operating margin for the nine months ended September 30, 1996 increased to 23.0% from 22.8% in the 1995 period.

    Marketing, distribution and administrative expenses for the nine months ended September 30, 1996 increased 16.6% to $151.9 million from $130.3 million in the 1995 period. As compared to the prior year, such expenses, as a percentage of retail sales, decreased for the nine month period ended September 30, 1996 from 19.6% to 17.5%. For the nine months ended September 30, 1996, as compared to the 1995 period, selling expenses decreased $8.7 million, corporate expenses increased $19.9 million and distribution center operating costs increased $10.4 million. Selling expenses decreased as a result of a revised format in which sales events are scheduled throughout the year rather than concentrated in a particular period and a reduction in costs related to such events. Administrative expenses increased due to the continued emphasis on government and media relations and increased compensation and other costs related primarily to the expansion into additional countries. Such increases in corporate expenses were partially offset by a decrease in sales promotion expenses. In addition, foreign exchange losses of $1.9 million for the nine months ended September 30, 1996 compared to losses of $0.9 million for the 1995 period. The increases in distribution costs primarily resulted from facility and staff expansions in Japan and new country openings in Brazil, South Africa and Taiwan.

    Income taxes of $19.4 million for the nine months ended September 30, 1996 increased from $8.8 million in the prior year. As a percentage of pre-tax income, income taxes increased from 37.5% for the nine months ended September 30, 1995 to 38.5% for the 1996 period. The increase in the effective tax rate is due in part to increased profits in countries that bear a higher effective tax rate.

    Net income for the nine months ended September 30, 1996 increased to $31.0 million from $14.7 million for the 1995 period.

1995 COMPARED TO 1994

    Retail sales increased 4.5% to $923.6 million in 1995 from $884.1 million in 1994. Contributing to 1995 consolidated retail sales was the introduction of the first three phases of products in the Company's new line of personal care products, the Skin Survival Kit in January 1995, the fragrances, Parfums Vitessence-TM-, in April 1995 and the facial products, Nature's Mirror-TM-, in October 1995. The new products accounted for $107.4 million of consolidated retail sales in 1995. The products were introduced extensively in Europe and The Americas where they accounted for $49.2 million and $50.7 million, or 13.2% and 12.5%, of those regions' retail sales in 1995, respectively.

    Regionally, retail sales in 1995 compared to 1994 increased 153.9% and 14.7% in Asia/Pacific Rim and The Americas, respectively, and decreased 21.0% in Europe. In The Americas, retail sales increased from $354.3 million in 1994 to $406.2 million in 1995. In Asia/Pacific Rim, retail sales increased from $56.5 million in 1994 to $143.5 million in 1995. In Europe, retail sales decreased from $473.2 million in 1994 to $373.9 million in 1995.

    In The Americas, combined retail sales in 1995 increased $51.9 million, or 14.7%, when compared to 1994, which was due to (i) a sales increase in the U.S. of $38.6 million or 13.1% when compared to 1994, and (ii) the October 1995 opening of Brazil, which reported retail sales of $24.2 million. The increases were partly offset by a reduction in sales in Mexico resulting from devaluation of the Mexican peso and a decrease in retail sales in Argentina in part resulting from the opening of Brazil in 1995, as a result of which certain Argentina product sales were redirected to Brazil. Within The Americas, U.S. retail sales accounted for $333.6 million or 36.1% of total worldwide retail sales in 1995, compared to $295.0 million or 33.4% of total worldwide retail sales in 1994. The increase in U.S. retail sales as a percentage of worldwide retail sales resulted from increased U.S. sales and approximately constant foreign sales in 1995 as compared to 1994.

    In the European region, the decrease in German sales of $43.9 million, together with sales decreases in the Czech Republic, France, Israel, Italy, Portugal, Spain and the U.K, were partially offset by sales in Belgium, Denmark, Poland and Sweden, all of which opened in the second half of 1994, and sales in Austria, Russia, South Africa and Switzerland, which opened in the second and third quarters of 1995. The decrease in sales in Germany was due in part to the suspension of sales of Thermojetics-Registered Trademark- Instant Herbal Beverage in that country in July 1995. The suspension led to an increase in product returns and distributor resignations, as well as a decline in sales of other products. In 1995, sales in

France continued to be negatively impacted by an adverse business environment, including continued adverse publicity regarding certain of the Company's French distributors. See "Business--Geographic Areas of Operations." The Company believes that another significant factor affecting these markets has been the opening of other new markets within the same geographic region or with the same or similar language or cultural bases, and the inclination of some distributors to focus their attention on business opportunities provided by new markets, which can have a negative impact on existing markets.

    The Asia/Pacific Rim growth was due to (i) sales increases in Japan of $63.0 million, or 335.7%, when compared to 1994, and (ii) the opening of the Philippines in December 1994 and Taiwan in July 1995, which reported combined retail sales of $17.6 million for 1995.

    Operating margin decreased 1.8% to $206.5 million in 1995 from $210.4 million in 1994. As a percentage of retail sales, operating margin for 1995 decreased to 22.4% from 23.8% in 1994. The decreased operating margins are due to higher cost of sales and royalty overrides as a percentage of retail sales. The cost of sales percentage increased to 15.5% in 1995 from 14.8% in 1994. Such increase includes higher freight costs resulting from (i) redeployment of inventories to meet demand patterns and (ii) provisions made against slow moving inventory. Royalty overrides as a percentage of retail sales increased to 15.0% in 1995 from 14.2% in 1994. This increase includes primarily the effect of a modification to the marketing plan made in June 1995, which increased the royalties earned by distributors and increased bonuses payable to certain of the Company's senior distributors.

    Marketing, distribution and administrative expenses increased 26.1% to $176.0 million in 1995 from $139.6 million in 1994. As a percentage of retail sales, these expenses increased to 19.1% in 1995 from 15.8% in 1994. Selling expenses increased $5.1 million, corporate expenses increased $18.6 million and distribution expenses increased $12.7 million. The increased selling expenses were instrumental in an effort to increase distributor kit sales, stimulate new distributor sponsoring rates and expand distributor training. The increase was also due to introductions of new technologies, such as International Satellite Supervisor Training and The Herbalife Broadcast Network, a home based satellite television program. The corporate expenses increased due to (i) initiatives taken in new product introductions and marketing activities, (ii) intensified government and media relations and other business related functions and (iii) foreign exchange losses which increased $2.5 million in 1995, when compared to 1994. The increase in distribution expense was due to new country openings and facility and staff expansions in Japan and Germany.

    During 1995, the Company made a detailed study of its European warehousing and distribution systems to identify possible areas of cost savings. As a result, the Company planned to make a number of changes in its European infrastructure in order to enhance operating efficiencies. In connection with this change, the Company recorded a restructuring charge of $2.3 million, primarily relating to lease termination costs. The infrastructure modifications commenced in the second half of 1996.

    Income taxes decreased to $11.8 million in 1995 from $27.6 million in 1994. As a percentage of pre-tax income, income taxes remained constant at 37.5%.

    Net income decreased 57.1% to $19.7 million in 1995 from $46.0 million in 1994, as a result of the factors described above.

1994 COMPARED TO 1993

    Retail sales increased 27.6% to $884.1 million from $693.0 million for 1994 as compared to 1993.

    Regionally, retail sales in 1994 compared to 1993 increased 104.5%, 29.4% and 20.9% in Asia/ Pacific Rim, The Americas and Europe, respectively. In Asia/Pacific Rim, retail sales in 1994 increased from $27.6 million to $56.5 million compared to 1993. This growth was due to the opening of Japan in late 1993, to the successful introduction of Thermojetics-Registered Trademark-weight management tablets in a number of markets, and the positive impact that sales of Thermojetics-Registered Trademark- weight management tablets had on sales of the Company's other principal weight management products. In The Americas, retail sales in 1994 increased from $273.9 million to $354.3 million compared to 1993. This growth was due to three factors: (i) the continued strength of Thermojetics-Registered Trademark- weight management tablets in North America, including the positive impact such sales have on sales of the Company's other weight management products, (ii) the successful opening of Argentina in mid-1994, resulting in sales of $19.1 million in that country, and (iii) improved distribution of products in Mexico with the opening of the Company's second distribution center in that country in 1994. In Europe, retail sales increased from $391.5 million in 1993 to $473.2 million in 1994. The most important factor impacting the growth in this region was the introduction of the first Thermojetics-Registered Trademark- product,
Thermojetics-Registered Trademark- Instant Herbal Beverage, in 12 of the region's countries during 1994, and its positive effect on sales of the other weight management products. Partially offsetting this gain in Europe was an adverse business environment resulting from negative publicity regarding the Company's distributors in France. See "Geographic Areas of Operations."

    Within The Americas, U.S. retail sales grew to $295.0 million or 33.4% of total worldwide retail sales in 1994, compared to $247.0 million or 35.6% of total worldwide retail sales in 1993. The decrease in U.S. retail sales as a percentage of worldwide retail sales resulted from a greater increase in foreign sales, in relation to U.S. sales, in 1994 as compared to 1993.

    Operating margin increased 37.0% to $210.3 million in 1994 from $153.5 million in 1993. As a percentage of retail sales, operating margin for 1994 increased to 23.8% from 22.2% in 1993. The principal reasons for the improved operating margin were (i) a reduced royalty override expense effective April 1, 1994 as a result of increasing the handling fee (6% of retail product sales effective on that date, up from 5%), which fee is incorporated in royalty override expense, and (ii) a reduction in costs of sales expense as a percentage of retail sales from 15.0% in 1993 to 14.8% in 1994. The reduction in costs of sales as a percentage of retail sales reflects the favorable effects of a duty reduction initiative implemented by the Company in Europe in 1994 overcoming increased freight costs associated with (i) the increase in foreign sales as a percentage of total retail sales in 1994 when compared to 1993, and (ii) excess air freight usage for new product introductions and new country openings.

    Marketing, distribution and administrative expenses increased 57.0% to $139.6 million in 1994 from $88.9 million in 1993. As a percentage of retail sales, these expenses increased to 15.8% in 1994 from 12.8% in 1993. Sales expenses increased due to various sales enhancement programs. Corporate expenses increased due to accelerated activities in introducing new products in existing markets. The increase in distribution costs resulted from expansion of facilities to support new country opening initiatives.

    Income taxes increased 9.8% to $27.6 million in 1994 from $25.2 million in 1993. As a percentage of pre-tax income, income taxes decreased to 37.5% in 1994 from 37.9% in 1993. This reduction is due to the implementation of tax strategies by the Company which offset the effect of a U.S. tax rate increase resulting from the 1993 Omnibus Budget Reconciliation Act.

    Net income increased 11.8% to $46.0 million in 1994 from $41.2 million in 1993, as a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has historically met its working capital and capital expenditure requirements, including funding for expansion of operations, through net cash provided by operating activities.

    For the nine months ended September 30, 1996, net cash provided by operating activities was $43.4 million, compared to $47.5 million for the same period in 1995. The decrease primarily resulted from (i) comparably higher receivable balances primarily resulting from new and existing country expansion as compared to significantly lower receivables in the prior year, and (ii) non-recurring 1995 inventory reductions as compared to relatively flat inventory balances in 1996. More efficient material planning allowed for a 20% reduction in inventory levels in existing countries over a greater base of sales. These reductions were partially offset by increased net income from expansion into new markets and additional liquidity provided by higher accrued expense balances.

    For the year ended December 31, 1995, net cash provided by operating activities was $77.9 million, compared to $14.8 million and $36.5 million for the years ended December 31, 1994 and 1993, respectively. Although net income in 1995 decreased $26.3 million when compared to 1994, net cash provided by operating activities increased by $63.0 million. This increase resulted primarily from reductions in inventories, prepaid expenses and other current assets, increases in advanced sales deposits and royalty override accruals and reduced taxable income and the timing of income tax payments.

    Capital expenditures for the nine months ended September 30, 1996 were $11.0 million compared to $5.4 million for the corresponding prior year period. The majority of the 1996 expenditures resulted from the expansion of office and distribution facilities and additional costs incurred in connection with the implementation of management information systems. Capital expenditures for the year ended December 31, 1995 were $7.2 million compared to $8.6 million and $4.1 million for the years ended December 31, 1994 and 1993, respectively. The majority of the 1995 expenditures were made to upgrade computer and office equipment and to expand facilities to support growth. In connection with its entry into each new market, the Company funds inventory requirements and, in certain markets, establishes a distributor service center and/or a distribution facility. While the capital requirements associated with entry into new markets vary, the Company estimates that approximately $7 million will be required for pre-opening expenses and capital expenditures associated with its 1997 new market expansion activities.

    Stockholders' equity increased $12.1 million to $121.7 million during the nine months ended September 30, 1996. In 1996, net income of $31.0 million was partially offset by $13.4 million of dividends declared and stock repurchases of $5.4 million. Stockholders' equity decreased $0.3 million to $109.5 million at December 31, 1995 from $109.8 million at December 31, 1994. In 1995, net income of $19.7 million was offset by $22.2 million of dividends declared. The dividend in the third and fourth quarters of 1995 was reduced to $0.15 per share from $0.22 per share in the prior four quarters. The payment of dividends is determined by the Board of Directors at its discretion and the amounts of dividends declared and paid in future quarters will depend, among other factors, on profitability, as well as other planned uses of the Company's cash resources. See "Dividend Policy."

    On January 12, 1996, the Company announced that its Board of Directors had approved a share repurchase program pursuant to which up to $5 million could be expended to repurchase shares of the Company's Common Stock. On September 13, 1996, the Company announced that the Board of Directors had approved the extension of the share repurchase program, such that up to an aggregate of one million shares of the Company's Common Stock could be repurchased. As of January 27, 1997, the Company had expended $7.5 million to make repurchases of 574,500 shares in the public market.

    In total, cash and cash equivalents increased to $84.1 million at September 30, 1996 compared to $69.2 million at December 31, 1995. At September 30, 1996, the Company's cash, cash equivalents and marketable securities aggregate balance was $115.5 million, which represents an $11.3 million increase from the balance as of December 31, 1995.

    The Company has not been subjected to material price increases by its suppliers for several years. The Company believes that it has the ability to respond to a portion or possibly all of any price increases by raising the price of its products. Purchases by the Company from its suppliers are generally made in U.S. dollars, while sales to distributors are generally made in local currencies. Consequently, strengthening of the U.S. dollar versus a foreign currency can have a negative impact on the Company. See "Risk Factors--Dependence Upon Material Foreign Markets." The Company is authorized to enter into forward exchange contracts of up to $10 million to manage its foreign exchange risk. Foreign exchange transaction losses totaled $3.3 million, $0.1 million and $2.6 million in the years ended December 31, 1993, 1994 and 1995, respectively.

                                    BUSINESS

GENERAL

    Herbalife is a network marketing company that sells a wide range of weight management products, food and dietary supplements and personal care products worldwide. As of December 31, 1996, the Company conducted business in 34 countries located in The Americas, Europe and Asia/Pacific Rim. Retail sales in those regions represented 34.8%, 37.4% and 27.8%, respectively, of the Company's total retail sales in the first nine months of 1996.

    The Company has experienced substantial growth in retail sales and net income in recent years. From 1991 to 1995, the Company's retail sales grew from $191.0 million to $923.6 million, representing a compound annual growth rate of 48.3%, and the Company's net income grew from $7.1 million to $19.7 million, representing a compound annual growth rate of 29.2%. For the nine months ended September 30, 1996, retail sales and net income increased by 30.2% to $867.2 million and 110.7% to $31.0 million, respectively, over the prior year period.

    The Company's products are marketed exclusively through a network marketing system. This system enables the Company's independent distributors to earn profits by selling Herbalife products to retail consumers and other distributors. Distributors may also develop their own distributor organizations by sponsoring other distributors to do business in any market where the Company operates, entitling the sponsors to receive royalties and bonuses on product sales within their downline organizations.

    Management believes that Herbalife's network marketing system is ideally suited to its products, which emphasize a healthy lifestyle, because sales of such products are strengthened by ongoing personal contact between retail consumers and distributors, many of whom use the Company's products themselves. The Company's network marketing system appeals to a broad cross-section of people throughout the world, particularly those seeking to supplement family income, start a home business or pursue employment opportunities other than conventional, full-time employment.

KEY OPERATING STRENGTHS

    The Company believes the source of its success is its commitment to serving the needs of its distributors. The Company provides its distributors with high quality products and an appealing network marketing system that combines a highly attractive compensation program with extensive Company-sponsored training and motivational events and services. The Company has established a strong operating platform to support distributors and facilitate future growth. The key components of this platform include the following:

    HIGH QUALITY PRODUCTS. The Company offers high quality products, many of which emphasize herbs and other natural ingredients in order to appeal to consumer demand for products that contribute to a healthy lifestyle. Herbalife's complete product line consists of 77 products, including 14 weight management, 22 food and dietary supplement and 41 personal care products, with a varying number of these products offered in each of the Company's markets. These three product categories represented 75.2%, 9.4% and 11.6% of total retail sales in 1995, respectively.

    ATTRACTIVE DISTRIBUTOR COMPENSATION PROGRAM. The Company believes that it offers one of the most financially rewarding compensation programs in the network marketing industry. Distributors' earnings are derived from two primary sources: profits on the resale of products and a series of royalties and production bonuses on product sales within a distributor's downline organization. Combining these sources of earnings plus participation in the President's Team bonus, the Company's total "pay-out" (including distributor allowances) on products subject to distributor royalties and overrides is approximately 68% of the Company's suggested retail sales price. Distributors can also participate in various non-cash awards, such as the Get-A-Way vacations and "HBN" satellite dishes offered through various

Herbalife promotional programs. In addition, through its international sponsorship program, the Company affords distributors the opportunity to earn the same types of compensation both in the distributor's home country and in any other country where Herbalife operates.

    COMPREHENSIVE DISTRIBUTOR SUPPORT SERVICES. Mark Hughes and the Company's top distributors, in conjunction with the Company's 225 distributor support and relations employees and 81 sales and marketing employees, are committed to training and motivating Herbalife's distributors. The Company strives to effectively and efficiently communicate with its global distributor base by capitalizing on new technologies and marketing techniques. The Company regularly conducts motivational events and training seminars, both live and via Herbalife's "HBN" satellite network and teleconferences, and utilizes a range of promotional literature, including catalogs and newsletters, all in multiple languages and tailored to meet the particular needs of Herbalife distributors worldwide. The Company seeks to inspire distributor loyalty by making prompt product deliveries and royalty payments and by providing detailed distributor earnings statements.

    PROVEN NEW MARKET EXPANSION PROGRAM. The Company has developed a systematic, proven approach to opening new markets. With the advice of local legal counsel and other advisors, the Company conducts a detailed analysis of the new market's regulatory framework, modifies its products and marketing system as necessary to obtain required regulatory approvals and establishes plans for product distribution and distributor services within the new market. The Company generally commences these activities two years before opening a new market and commits substantial financial and management resources to the process.

    ADVANCED INFORMATION SYSTEMS. To facilitate the Company's global expansion, the Company employs advanced computer and telecommunications systems that link its domestic and international operations and provide timely and accurate product ordering, royalty payment processing and inventory management. Over the last three years, the Company has invested approximately $11.2 million to enhance its computer and telecommunications systems.

    PROACTIVE APPROACH TO GOVERNMENT RELATIONS. The Company takes a proactive approach to working with government agencies throughout the world in order to create a favorable business environment for Herbalife and its distributors. In 1994, the Company formed its Government Relations Group, consisting of 11 employees, and in 1995 it established the position of Chief International Counsel. These employees establish relationships with regulators and community leaders in both new and existing markets and strive to ensure that the Company's products comply with regulatory requirements. In addition, the Company coordinates its activities in each market with a network of established legal counsel, regulatory consultants and other advisors to support its worldwide operations.

GROWTH STRATEGY

    The Company's strategy for growth consists of the following three principal elements:

    EXPAND INTO NEW MARKETS. The opening of new markets is an essential component of the Company's business strategy. From January 1, 1992 through September 30, 1996, the Company has commenced operations in 23 new countries, consisting of four in The Americas, 15 in Europe and four in Asia/Pacific Rim. During the nine months ended September 30, 1996, these countries contributed $539.2 million of retail sales, representing 62.2% of the Company's total retail sales. The Company believes there are numerous additional markets in which its network marketing system and products should prove successful. The Company plans to open up to four new markets in 1997 and up to six new markets in 1998. Potential new markets currently include Chile, China, India, Indonesia, Malaysia, Thailand, Turkey and Ukraine.

    EXPAND PRODUCT OFFERINGS. The Company is committed to expanding its product line by developing and offering new products and introducing existing products into markets where they are not currently offered. Expansion of product offerings is designed to create enthusiasm among distributors and serve as a promotional tool in selling other products. During 1997, the Company intends to introduce up to 15 new products, including a new weight management program consisting of several products and up to ten new personal care products. In addition, the Company will continue its strategy of systematically introducing its most popular existing products into markets where they are not currently offered (subject to its ability to reformulate its products as necessary to obtain required regulatory approvals).

    ENHANCE SALES IN CERTAIN EXISTING MARKETS. Management will continue to seek to enhance sales in the Company's existing markets. The Company intends to focus initially on the United States and certain other markets, such as France, Germany, Italy and Spain, where the Company has experienced a sales trend characterized by an initial period of rapid sales growth followed by a decline in sales. See "--Geographic Areas of Operations." Initiatives designed to enhance sales in these markets will include the creation of new regional planning and strategy groups, regular Company-sponsored and country-specific training and motivational events and teleconferences, the hiring of additional distributor support representatives, the introduction in each targeted international market of up to five additional products not previously offered, and the opening of new, more convenient distributor service centers in the targeted international markets.

PRODUCT OVERVIEW

    The Company's products include weight management products, food and dietary supplements, personal care products and educational and promotional materials. The Company currently markets 77 products, exclusive of variations in product flavors, reformulations of products to satisfy regulatory requirements within a particular country or similar variations of the Company's basic product line. A limited number of the Company's personal care products are classified in the U.S. as OTC drugs.

    The following chart summarizes the number of products offered by the Company in its principal product categories as of December 31, 1996 and retail sales information by product category during the indicated periods.

                           PRODUCT SALES BY CATEGORY

                                                                               YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------------------------------------------
                                                             1994                       1995                       1996
                                                   -------------------------  -------------------------  -------------------------
                                                                 PERCENT OF                 PERCENT OF                 PERCENT OF
PRODUCT CATEGORY                                     RETAIL     TOTAL RETAIL    RETAIL     TOTAL RETAIL    RETAIL     TOTAL RETAIL
(NUMBER OF PRODUCTS IN CATEGORY)                      SALES        SALES         SALES        SALES         SALES        SALES
-------------------------------------------------  -----------  ------------  -----------  ------------  -----------  ------------
                                                                               (AMOUNTS IN THOUSANDS)
Weight Management(14)............................  $   721,450        81.6%   $   694,269        75.2%   $                      %

Food and Dietary Supplements(22).................       86,779         9.8         86,714         9.4

Personal Care Products(41)*......................       26,605         3.0        107,385        11.6

Other**..........................................       49,224         5.6         35,276         3.8

------------------------

 * Includes a limited number of products that are classified in the U.S. as OTC drugs.

** Includes distributor kits and other educational and promotional materials. Such materials are regularly developed and enhanced by the Company and, as a result, the number of such materials is not presented.

    The following chart sets forth the number of the Company's products available as of December 31, 1996 by category in each of the Company's markets as of that date.

                     NUMBER OF PRODUCTS OFFERED BY CATEGORY
                           (AS OF DECEMBER 31, 1996)

                                                                                NUMBER OF FOOD
                                                            NUMBER OF WEIGHT      AND DIETARY        NUMBER OF
                                                               MANAGEMENT         SUPPLEMENT       PERSONAL CARE    TOTAL NUMBER OF
                                                 YEAR           PRODUCTS           PRODUCTS          PRODUCTS          PRODUCTS
COUNTRY                                       ENTERED(1)      (14 IN TOTAL)      (22 IN TOTAL)     (41 IN TOTAL)     (77 IN TOTAL)
-------------------------------------------  -------------  -----------------  -----------------  ---------------  -----------------
THE AMERICAS
  United States............................         1980               14                 22                36                72
  Canada...................................         1982                7                  6                33                46
  Mexico...................................         1989               11                  9                20                40
  Dominican Republic.......................         1994                6                  0                 0                 6
  Venezuela................................         1994                5                  0                 0                 5
  Argentina................................         1994                6                  0                10                16
  Brazil...................................         1995                6                  0                 0                 6
EUROPE
  United Kingdom...........................         1983                6                  7                36                49
  Israel...................................         1989                6                  2                10                18
  Spain....................................         1989                6                  1                33                40
  France...................................         1990                6                  0                34                40
  Germany..................................         1991                4                  0                34                38
  Italy....................................         1992                6                  1                34                41
  Portugal.................................         1992                5                  1                34                40
  Czech Republic...........................         1992                6                  0                10                16
  Netherlands..............................         1993                6                  0                38                44
  Belgium..................................         1994                6                  1                34                41
  Poland...................................         1994                5                  0                 6                11
  Denmark..................................         1994                7                  0                34                41
  Sweden...................................         1994                7                  1                34                42
  Russia...................................         1995                8                  4                10                22
  Switzerland..............................         1995                2                  0                26                28
  Austria..................................         1995                2                  1                34                37
  Norway...................................         1995                4                  0                28                32
  Finland..................................         1995                7                  0                25                32
  South Africa.............................         1995                6                  0                32                38
  Greece...................................         1996                2                  0                32                34
ASIA/PACIFIC RIM
  Australia................................         1982                7                  7                28                42
  New Zealand..............................         1988                8                  6                38                52
  Hong Kong................................         1992                5                  0                28                33
  Japan....................................         1993                6                  1                21                28
  Philippines..............................         1994                7                  0                 0                 7
  Taiwan...................................         1995                4                  0                10                14
  Korea....................................         1996                2                  1                 0                 3

------------------------

(1) Throughout this Prospectus, "entering", "opening", "commencing operations" or "doing business" in a market or country means that the Company has obtained either regulatory approval of, or the favorable opinion of local legal counsel with respect to, its network marketing system, has obtained all requisite regulatory approvals of at least one product and has commenced sales and shipment of that product within the market or country. With respect to Japan, from 1989 through 1992, the Company operated under a licensing arrangement in Japan and reported license fees with respect thereto as revenue. Subsequently, in 1993, the Company formed a new Japanese subsidiary whose revenues were then included in the Company's results of operations. Accordingly, the Company considers Japan to have been "opened" in 1993.

    WEIGHT MANAGEMENT PRODUCTS. A majority of the Company's sales are derived from the 14 weight management products that the Company markets as the Thermojetics-Registered Trademark- Weight-Management System. These weight management products include the following: (i) Formula 1, a protein powder in four different flavors designed as a meal replacement, (ii) the four Thermojetics-Registered Trademark- weight management tablets (original green, green, beige and yellow), (iii) Thermojetics-Registered Trademark- Herbal Concentrate, an herbal beverage blended from five natural botanicals, and (iv) a variety of other nutritional products, such as Cell-U-
Loss-Registered Trademark-, Activated Fiber, N.R.G. (Nature's Raw Guarana), Thermo-bond-Registered Trademark- and Aminogen-Registered Trademark-.

    FOOD AND DIETARY SUPPLEMENTS. The Company's food and dietary supplements include a variety of products, each containing herbs, vitamins, minerals and other natural ingredients. Such products are sold under various names, including Herbal-Aloe, Florafiber, Xtra-Cal, Herbalifeline, Tang Kuei Plus, Male Factor 1000, Schizandra Plus and A.M. Replenishing and P.M. Cleansing formula. In addition, in 1996, the Company launched its Health & Fitness Program and Bulk & Muscle Program, together with a Longetics Program designed for the needs of mature adults, which offer various products consisting of a protein drink mix, a multivitamin, mineral and herbal tablet and Cell Activator. In 1996, the Company also introduced products designed to meet the nutritional needs of children, consisting of Kindermins-Registered Trademark-, a liquid multivitamin/herbal formula, and Dinomins-Registered Trademark-, a chewable vitamin tablet.

    PERSONAL CARE PRODUCTS. The Company's entire personal care product line is marketed under the name Dermajetics-Registered Trademark-, which was initially launched in 1995. Currently, the Dermajetics-Registered Trademark- product line consists of the following products: The Skin Survival Kit, consisting of a day and night moisturizer, a deep cleaning facial mask and a hydrating eye gel, all packaged in a cosmetic bag; Parfums Vitessence-TM-, consisting of six eau d'toilettes, three for men and three for women; Nature's Mirror-TM-, consisting of a cleanser, toner and moisturizer for each of three different skin types; Good Hair Day, consisting of seven hair care products; Ocean Currents, consisting of three bath products; Aroma Vie, consisting of nine aromatic soaps and oils; and other specialty personal care products, including Herbal Aloe Gel, Super APR (Arthritis Pain Relief) and Body Toning Cream.

    EDUCATIONAL AND PROMOTIONAL MATERIALS. The Company also sells distributor kits, which an individual must purchase (at a worldwide average cost of approximately $89 per kit) in order to become a distributor of the Company, as well as other educational and promotional materials. Such materials include sales aids, informational videotapes and cassette recordings. Sales of distributor kits are not subject to distributor allowances (i.e., the Company receives the entire retail sales amount from the sale of distributor kits).

    PRODUCT MANUFACTURING AND DEVELOPMENT. The Company expands its product line through the development of new products. New product ideas are derived from a number of sources, including trade publications, scientific and health journals, the Company's executives and consultants and outside parties. In advance of introducing products into its markets, local counsel and other representatives retained by the Company investigate product formulation matters as they relate to regulatory compliance and other issues. The Company's products are then reformulated to suit both the regulatory and marketing requirements of the particular market. See "--Regulation."

    All of the Company's weight management products and food and dietary supplements are manufactured by outside companies. Raven manufactures the Company's powder products, and D&F manufactures substantially all of the Company's tablet and capsule products. Except with respect to certain research and development related to its personal care product line, the Company does not currently maintain its own product research, development and formulation staff and relies on Raven, D&F and other outside manufacturers for the development of such products. When the Company, one of its consultants or another party (including, in many instances, Raven or D&F) identifies a new product concept or when an existing product must be reformulated for introduction into a new or existing market, the new product concept or reformulation project is generally submitted to D&F or Raven for technological development and implementation.

    The Company does not own the proprietary rights to its weight management products and food and dietary supplements. However, D&F and Raven have granted the Company the exclusive right to market any product which the Company purchases from these suppliers. In addition, the Company has obtained or has applications pending for trademark registration of certain of its tradenames in certain jurisdictions. See "--Trademarks." However, there can be no assurance that another company will not replicate one of the Company's products.

    The Company's business relationship with Raven and D&F represents an important source of income to these manufacturers, as sales to the Company comprise a substantial portion of the total sales of Raven and D&F. In May 1993, the Company entered into requirements contracts with Raven, D&F and Dynamic. Pursuant to these contracts, each manufacturer has agreed, among other things, not to sell the products sold to the Company to third parties, and the Company has agreed to purchase all of its requirements for powder products from Raven and all of its requirements for tablet, capsule, liquid, cream and lotion products from D&F or Dynamic, to the extent each such manufacturer is capable or becomes capable of manufacturing such products. The manufacturers have waived that requirement as it relates to certain personal care products. The contracts also provide Raven, D&F and Dynamic a right of first refusal to establish any manufacturing facility outside of North America that the Company proposes to develop or acquire and the right to receive certain royalty payments in the event that such a manufacturing facility were constructed or acquired and the right of first refusal were not exercised.

    The Company's contracts with Raven, D&F and Dynamic are due to expire in January 1998, subject to automatic extension on the same terms for a period of five years unless notice to the contrary is provided by either party no later than six months prior to expiration. The Company is currently negotiating new contracts with Raven, D&F and Dynamic. However, there can be no assurance that Raven and D&F will continue to provide the product manufacturing, research, development and formulation services that they have in the past. The Company interacts regularly with outside third party suppliers (e.g., with respect to the personal care line) regarding product manufacturing. In the event the Company's contracts with Raven, D&F and Dynamic are not extended or replaced, the Company believes that it has or can obtain in a timely manner alternative sources of supply for substantially all of its weight management products and food and dietary supplements and that the failure to extend or replace the existing Raven, D&F and Dynamic contracts would not have a material adverse effect on the Company, although there can be no assurance in this regard. The Company has commenced the process of identifying and evaluating alternative sources of supply for weight management products and food and dietary supplements, among other things, as the beginning of a contingency plan in the event that contract extensions or replacements with the existing manufacturers are not achieved.

    Two individuals (not affiliates of the Company) are the principal stockholders of each of Raven, D&F and Dynamic. Mark Hughes, the Company's principal stockholder, Chairman of the Board, Chief Executive Officer and President, owns a one-third ownership interest in Raven and a one-fifth ownership interest in Dynamic. See "Certain Transactions."

    The Company maintains a staff for the research and development of new personal care products. Information and specifications with respect to products currently in the personal care product line are made available to outside manufacturers on a confidential basis and for the limited purpose of manufacturing these products for the Company. Manufacturers of certain of the Company's personal care products include the European companies BCM Cosmetiques S.A., formerly Croda Cosmetique France S.A., and Abodino S.A. and the U.S. company Thibiant International Inc. The European manufacturers are supplied components by Herbalife at no charge, then procure the raw materials, compound the products and fill the supplied components. The U.S. manufacturer procures the raw materials and the components, compounds the product and fills the components. The Company's arrangement with the manufacturers can be terminated by either party upon the completion of any outstanding purchase orders.

    PRODUCT RETURN AND BUY-BACK POLICIES. All of the Company's products include a customer satisfaction guarantee. Within thirty days of purchase, any customer who is not satisfied with an Herbalife product for any reason may return it or any unused portion to the distributor from whom it was purchased for a full refund from the distributor or credit toward purchase of another Herbalife product. Distributors may obtain replacements from the Company for products returned to them by consumers if they return such products to the Company on a timely basis. In addition, in most jurisdictions, the Company maintains a buy-back program pursuant to which it will repurchase products sold to a distributor (subject to a 10% handling charge) provided that the distributor resigns from the Company, returns the product in marketable condition within twelve months of original purchase and meets certain documentation and other requirements. The Company believes this buy-back policy addresses a number of the regulatory compliance issues pertaining to network marketing systems. See "Regulation--Network Marketing System." Historically, product returns and buy-backs have not been significant, averaging 0.7% of annual retail sales during the last five years.

    RECENT REGULATORY DEVELOPMENTS. The development and marketing of the Thermojetics-Registered Trademark- weight management tablets (original green, green, beige and yellow) and other products in the Thermojetics-Registered Trademark- line have contributed significantly to the Company's retail sales. One of the ingredients in the Thermojetics-Registered Trademark- original green herbal tablet is a Chinese herb, Ma Huang, which contains naturally-occurring ephedrine in small quantities. Ephedrine products have been the subject of adverse publicity in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. Currently, the Company offers the Thermojetics-Registered Trademark- original green herbal tablet only in the United States (except in certain states in which regulations may prohibit or restrict the sale of such product). On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing natural sources of ephedrine that are claimed to produce certain effects (none of which are claimed by the Company's product), and the FDA stated that it intended to issue a proposed regulation regarding ephedrine-containing products by December 31, 1996. However, no proposal has been issued to date. There can be no assurance that the FDA will not seek to impose additional regulations, possibly prohibiting, limiting potencies or placing other restrictions on the sale of such products. See "Risk Factors--Regulation" and "--Regulation."

    In addition, during the third quarter of 1995, the Company received inquiries from certain governmental agencies within Germany and Portugal relating to the Company's product, Thermojetics-Registered Trademark- Instant Herbal Beverage, which does not contain Ma Huang. The inquiries related to the caffeine content of the product and the status of the product as an "instant tea," which was disfavored by the regulators, versus a "beverage." The sale of this product in these countries was subsequently suspended by the Company at the request of the regulators. The Company may in the future attempt to reintroduce the product as a "beverage" in one or both of these markets.

NETWORK MARKETING SYSTEM

    The Company's products are distributed exclusively through a network marketing system consisting of an extensive network of distributors. Distributors are generally independent contractors who purchase products directly from the Company or from other distributors for resale to retail consumers and other distributors. Distributors may elect to work on a full-time or part-time basis. The Company believes that its network marketing system appeals to a broad cross-section of people worldwide, particularly those seeking to supplement family income, start a home business or pursue employment opportunities other than conventional, full-time employment, and that a majority of its distributors therefore work on a part-time basis. The Company believes that its network marketing system is ideally suited to marketing its products because sales of such products are strengthened by ongoing personal contact between retail consumers and distributors, many of whom use the Company's products themselves. The Company encourages its distributors to use the Company's products and to communicate the results of their use of such products to their retail customers.

    Distributors' earnings are derived from several sources. First, distributors may earn profits by purchasing the Company's products at wholesale prices (which are discounted 25% to 50% from suggested retail prices depending on the distributor's level within the Company's distributor network and whether the distributor has registered for Herbalife Advantage Program purchases) and selling the Company's products to retail customers at retail prices. Second, distributors may earn profits by selling products to other distributors who do not qualify for the same level of discount as the selling distributor. Third, distributors who sponsor other distributors and establish their own distributor organizations may earn royalties of 5% to 15% on product sales up to three levels down within their distributor organization and production bonuses of 2% to 6% on product sales within their downline organizations (except with respect to sales generated by distributors who have reached the "Global Expansion Team" level or higher). Combining these sources of earnings and including participation in the President's Team bonus (as described below), the Company's total "pay-out" on products subject to distributor royalties and overrides is approximately 68% of the Company's suggested retail sale price (I.E. 50% distributor allowance plus up to 22% of suggested retail sales prices in royalty overrides and similar bonuses, less a handling fee charged to distributors by the Company).

    Distributors earn the right to receive royalties and production bonuses upon attaining the level of supervisor and above. Once a distributor becomes a supervisor, he or she has an incentive to qualify (by earning specified amounts of royalties) as a member of the Global Expansion Team, the Millionaire Team or the President's Team and thereby receive higher production bonuses (2%, 4% and 6%, respectively). The Company believes that the right of distributors to earn royalties and production bonuses contributes significantly to the Company's ability to retain its most productive distributors.

    To become a distributor, a person must be sponsored by an existing distributor and must purchase a distributor kit from the Company (except in Korea, where there is no charge for a distributor kit). To become a supervisor or qualify for a higher level, distributors must purchase a certain amount of the Company's products or earn certain amounts of royalties during specified time periods and must re-qualify for such levels once each year. To attain supervisor status, generally, a distributor must purchase, either from the Company or other distributors, products representing at least 4,000 volume points in one month or 2,500 volume points in two consecutive months (volume points are point values assigned to each of the Company's products that are equal in all countries and are based on the suggested retail price of U.S. products). Supervisors may then attain higher levels (I.E., the Global Expansion Team, the Millionaire Team or the President's Team) by earning increasing amounts of royalties based on purchases by distributors within their organizations. Supervisors contribute significantly to the Company's sales and certain key supervisors who have attained the highest levels within the Company's distributor network are responsible for generating a substantial portion of the Company's sales and for recruiting a substantial number of the Company's distributors. The following table sets forth the approximate number of the Company's supervisors at the dates indicated:

                                                                         FEBRUARY 28,*
                                          ---------------------------------------------------------------------------
                                            1991       1992       1993       1994       1995       1996       1997
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Approximate Number of Supervisors.......     12,000     18,000     41,000     75,000     90,000     99,000

------------------------

* Every February 28th (which is the end of the first supervisor qualification period of each year), the Company deletes from the rank of supervisor those supervisors who did not satisfy the supervisor qualification requirements during the preceding twelve months. Distributors who meet the supervisor requirements at any time during the year are promoted to supervisor status at such time (including any supervisors who were deleted on February 28th but who subsequently requalified). The Company relies on distributors' certifications as to the amount and source of their product purchases from other distributors. Although the Company applies certain review procedures with respect to such certifications, they are not directly verifiable by the Company.

    The Company also has two compensation and incentive programs designed to motivate distributors at both the most senior and junior levels within the Company's distributor network. The Company's most senior distributors consist of approximately 260 distributors (as of December 31, 1996) who comprise the President's Team and who work closely with Mark Hughes to develop and implement new initiatives and strategies for increasing sales and distributor productivity throughout the Company's entire distributor organization. Qualifying President Team members have the opportunity to participate in the President's Bonus, which in 1996 consisted of a total available awards package of one percent of the Company's total product retail sales, or approximately $11 million to $12 million. The distribution of the President's Bonus is determined by Mark Hughes and is based in part upon each President Team member's participation in corporate-sponsored training and motivational events. In this manner, the Company attempts to involve its most senior distributors in the development and growth of the Company in order to support the sales, training, motivation and strategic planning efforts of Mark Hughes.

    For the Company's most junior distributors, those who have not yet attained supervisor status, the Company instituted a "Success Builder" program. This program permits a distributor who purchases products representing 1,000 volume points in one month to obtain a 42% distributor allowance from suggested retail prices on the Company's products, rather than the standard 25%. In addition, in 1996, the Company introduced the Herbalife Advantage Program ("HAP"), which uses a product brochure that enables the Company's junior distributors to obtain an extra 10% distributor allowance over the standard 25% and to order products by individual unit (rather than by cases) to better suit their inventory and usage needs. The Success Builder and HAP programs are designed to provide incentives to distributors who are in the initial stages of building distributor organizations and to encourage them to reach supervisor status. In addition to these programs, the Company periodically offers a variety of special promotions related to particular products or sales periods, involving special cash bonuses and other awards, such as Get-A-Way vacations.

    The Company seeks to expand its distributor base in each market by offering distributors attractive compensation opportunities. The Company believes its international sponsorship program provides a significant advantage to its distributors as compared with distributors in certain other network marketing organizations because the program permits distributors in any country to sponsor distributors in other countries (where the Company is licensed to do business and where the Company has obtained required product approvals) and to earn the same level of royalties and bonuses on sales by those distributors as if both distributors resided in the same country.

    The Company maintains a computerized system for processing distributor orders and calculating distributor royalties and bonus payments which enables it to remit such payments promptly to distributors. The Company believes that prompt remittance of royalties is vital to maintaining a motivated network of distributors and that its distributors' loyalty to the Company has been enhanced by the Company's history of consistently making royalty and bonus payments on a scheduled basis.

GEOGRAPHIC AREAS OF OPERATIONS

    The following chart sets forth the countries in which the Company currently operates, the year operations were commenced in each country and retail sales information by country during the past four years and for the nine months ended September 30, 1995 and 1996.

                            RETAIL SALES BY COUNTRY

                                                                                                NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                    YEAR      ----------------------------------------------  ----------------------
COUNTRY(1)                         ENTERED       1992        1993        1994        1995        1995        1996
-------------------------------  -----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                         (AMOUNTS IN THOUSANDS)
United States..................        1980   $   86,258  $  246,984  $  294,987  $  333,595  $  254,245  $  214,152
Canada.........................        1982        4,815      10,100      10,789      12,042       9,028      10,208
Mexico.........................        1989       11,088      16,784      25,422      15,125      11,451       8,673
Dominican Republic (2).........        1994                                2,500         101          83          11
Venezuela......................        1994                                1,527      11,152       6,226       5,059
Argentina......................        1994                               19,061      10,006       8,652       2,192
Brazil.........................        1995                                           24,183                  61,830
                                              ----------  ----------  ----------  ----------  ----------  ----------
THE AMERICAS:                                    102,161     273,868     354,286     406,204     289,685     302,125
                                              ----------  ----------  ----------  ----------  ----------  ----------
United Kingdom.................        1983        9,770      24,930      30,769      15,296      12,110       9,438
Israel (3).....................        1989        3,831      30,359      73,278      30,133      25,552       6,463
Spain..........................        1989       87,469      47,662      30,733      15,730      12,158       7,665
France.........................        1990       96,773      97,306      46,968      13,129       9,975       8,958
Germany........................        1991       66,775      83,068     159,482     115,555     104,288      43,203
Italy..........................        1992          903      77,842      72,009      56,687      42,087      39,251
Portugal.......................        1992        4,075      13,328      11,073       8,934       7,811       2,406
Czech Republic.................        1992        9,938      10,005      24,423      15,112      11,725      10,831
Netherlands....................        1993                    7,009      17,581      18,237      13,890      11,404
Belgium........................        1994                                1,965       3,775       2,851       1,827
Poland.........................        1994                                  792       6,238       3,731      12,786
Denmark........................        1994                                2,377      11,263      10,007       2,703
Sweden.........................        1994                                1,799      17,845      12,142      11,583
Russia (4).....................        1995                                           29,593      12,623     102,190
Switzerland....................        1995                                            4,911         549      11,144
Austria........................        1995                                            3,134         799       5,675
Norway.........................        1995                                              367                   6,266
Finland........................        1995                                              300                  12,207
South Africa (5)...............        1995                                            7,707         289      18,328
Greece.........................        1996                                                                       23
                                              ----------  ----------  ----------  ----------  ----------  ----------
EUROPE:                                          279,534     391,509     473,249     373,946     282,587     324,351
                                              ----------  ----------  ----------  ----------  ----------  ----------
Australia......................        1982       20,419      20,602      29,155      30,803      23,840      17,884
New Zealand....................        1988        2,695       2,497       3,206       2,535       1,942       1,377
Hong Kong......................        1992          283       3,853       5,323      10,783       7,540       7,663
Japan (6)......................        1993                      686      18,759      81,730      46,468     197,598
Philippines....................        1994                                   80      13,219      12,430       1,560
Taiwan.........................        1995                                            4,424       1,731      14,645
Korea (7)......................        1996
                                              ----------  ----------  ----------  ----------  ----------  ----------
ASIA/PACIFIC RIM:                                 23,397      27,638      56,523     143,494      93,951     240,727
                                              ----------  ----------  ----------  ----------  ----------  ----------
TOTAL RETAIL SALES:                           $  405,092  $  693,015  $  884,058  $  923,644  $  666,223  $  867,203
                                              ----------  ----------  ----------  ----------  ----------  ----------
                                              ----------  ----------  ----------  ----------  ----------  ----------

--------------------------
(1) The Company records sales data based on the country from which distributor orders are shipped by the Company. Sales by distributors to other distributors or retail consumers may occur in other countries, although such sales generally violate geographic limitations imposed by the Company on product sales.

(2) Sales in the Dominican Republic are shipped from the United States.

(3) The Company initiated operations in Israel in 1989 through a licensing arrangement that was terminated in 1990. In 1991, the Company began operating in Israel through a wholly-owned subsidiary. Accordingly, sales data for Israel are reported only for 1991 and subsequent periods.

(4) The Company operates through various import/export companies located in Russia to conduct transactions in the Company's products with Russian distributors.

(5) Because sales in South Africa are not large enough to be treated as a separate segment, they are included with sales from the European region.

(6) In 1989 through 1992 the Company operated under a licensing arrangement in Japan and recorded license fees with respect thereto as revenue. A new Japanese subsidiary was formed in November 1993 whose results from that date are reported above. 93.0% of the outstanding capital stock of the Japanese subsidiary is owned by the Company, with the remainder owned by certain officers and directors of the Company. In addition, the Company has begun steps to pursue an initial public offering of shares of the Japanese subsidiary in Japan. See "Certain Transactions."

(7) The Company initiated operations in Korea in the fourth quarter of 1996.

    GEOGRAPHIC SALES TRENDS. The opening of new markets is an essential component of the Company's business strategy. From January 1, 1992 through September 30, 1996, the Company commenced operations in 23 new countries. In the first nine months of 1996, these countries contributed $539.2 million of retail sales, representing 62.2% of the Company's total retail sales. Consistent with its growth strategy, the Company currently plans to enter up to four new markets in 1997 and up to six new markets in 1998. Potential new markets currently include Chile, China, India, Indonesia, Malaysia, Thailand, Turkey and Ukraine.

    After entering a new country, the Company has generally experienced an initial period of rapid growth in sales as new distributors were recruited, followed by a decline in sales. The Company believes that a significant factor affecting these markets has been the opening of other new markets within the same geographic region or with the same or similar language or cultural bases and the corresponding tendency of some distributors to focus their attention on the business opportunities provided by new markets instead of developing their established downline organizations in existing markets. Additionally, in certain instances, the Company has become aware that certain sales in certain existing markets were attributable to purchasers who distributed such product in countries which had not yet been opened. When these countries were opened, such sales in existing markets shifted to the newly opened markets, resulting in a decline in sales in the existing markets.

    Another significant factor contributing to such sales declines is the adverse publicity that sometimes arises when the Company experiences rapid growth within a market, thus drawing the attention of the media and the Company's competitors. The Company believes such unfavorable press reports are generally based upon a lack of familiarity with the Company and its network marketing system and often originate from competitive forces in the local market. For instance, in France in late 1994 through 1995, certain reports erroneously alleged that the Company was in some manner affiliated with a disfavored religious group. In other cases, including a situation in France that resulted in the arrest of certain Herbalife distributors, adverse publicity has arisen from allegations of tax improprieties, which typically occur when a country applies its tax laws for the first time to a sales and distribution system that is relatively new to that country, as is often the case with the Company's network marketing system. See "--Regulation--Transfer Pricing and Similar Regulations." The effect of occasional adverse publicity has at times also led to increased regulatory scrutiny in certain countries, which may also have an adverse effect on sales. For example, during the third quarter of 1995, the Company received inquiries from certain governmental agencies within Germany and Portugal related to the Company's product, Thermojetics-Registered Trademark- Instant Herbal Beverage. The inquiries related to the caffeine content of the product and the status of the product as an "instant tea," which was disfavored by the regulators, versus a "beverage." The sale of this product in these countries was subsequently suspended by the Company at the request of the regulators. The Company may in the future attempt to reintroduce the product as a "beverage" in one or both of these markets.

    In 1997, the Company intends to initiate new strategies designed to enhance sales in the countries in which the sales trend described above has occurred, initially focusing efforts on France, Germany, Italy and Spain, as well as in the United States. These strategies include the creation of regional planning and strategy groups, regular Company-sponsored and country-specific promotional events and teleconferences in order to provide additional training and motivational support, the hiring of additional distributor support representatives to support marketing efforts, the addition in each targeted international market of up to five products that were previously unavailable in such markets, and the opening of new, more convenient distributor service centers in the targeted international markets in connection with the reconfiguration of the Company's European distribution infrastructure.

    THE AMERICAS. Total retail sales in The Americas grew $12.4 million or 4.3% in the nine months ended September 30, 1996 versus the comparable period in 1995. Brazil, which was opened in 1995, contributed $61.8 million of retail sales during the first nine months of September 30, 1996. Despite the increase in retail sales in Brazil relative to the 1995 period, the Company has experienced declining retail sales in Brazil during the course of 1996. See "Risk Factors--Sales and Earnings Volatility." Retail sales in the United States decreased 15.8% to $214.2 million during the first nine months of 1996 from $254.3 million in the comparable 1995 period. A portion of this decrease is attributable to the fact that, prior to the opening of Brazil and Russia, the Company has become aware that certain retail sales in the U.S. were for products purchased in the U.S. but re-directed to Brazil or Russia by distributors. Following the opening of these markets, such sales shifted to Brazil or Russia. The Company will seek to enhance U.S. sales during 1997 through the various initiatives described above. See "--Geographic Sales Trends."

    EUROPE. Total retail sales in Europe increased $41.8 million or 14.8% in the nine months ended September 30, 1996 versus the comparable period in 1995. Sales increases in Denmark, Russia, South Africa and Sweden were offset in part by sales decreases in Germany and Israel of $61.1 million and $19.1 million, respectively, together with sales decreases in the Czech Republic, France, Italy, Spain and the United Kingdom. In addition to the factors affecting sales in existing markets generally as discussed above, the Company believes the sales decreases in these countries were attributable to lengthy regulatory approval processes that have impeded the introduction of the Company's most popular existing products, the reduction in activity levels of certain key distributors in those markets and resistance to network marketing, which resistance appears to be particularly strong in Germany and France. In Russia, however, the Company has experienced significant retail sales increases, despite a difficult business environment as a result of the political, economic and social instability in that country. Thus far, the difficult business environment has prevented the Company from establishing a physical presence in Russia (through a sales or distribution center) and instead has required the Company to rely on various import/export companies located in Russia to conduct transactions in the Company's products with Russian distributors. The Company plans to closely monitor activities in Russia to determine the best means of conducting business with its Russian distributors as events unfold in that country.

    ASIA/PACIFIC RIM. Total retail sales in Asia/Pacific Rim grew $146.8 million or 156.3% in the nine months ended September 30, 1996 versus the comparable period in 1995. This $146.7 million increase included retail sales increases of $151.1 million in Japan. The growth in Japan resulted from new products and marketing initiatives, and the Company believes that its success in Japan is attributable to the personal nature of retail sales in the Japanese market and the cultural acceptance of the Company's network marketing system in such an environment.

    NEW MARKET EXPANSION PROGRAM. The Company engages in a structured and thorough analysis of potential new markets, including analysis of regulatory conditions, product approval procedures, competitive forces, synergies between new and existing countries and distributor presence or interest in new markets, before selecting markets to enter. When the Company decides to enter a new market, it first hires local legal counsel with expertise in the product approval process to help ensure that the Company's network marketing system and products comply with all applicable regulations and that the Company's profits may be expatriated. In addition, local counsel helps to establish favorable public relations in the new market by acting as an intermediary between the Company and local regulatory authorities, public officials and business people. Local counsel is also responsible for explaining the

Company's products and product ingredients to appropriate regulators and, when necessary, arranging for local technicians to conduct required ingredient analysis tests of the Company's products. In recent years, the Company has expanded its hiring of local firms with experience in governmental relations and public relations prior to opening a market in order to ensure a more favorable business environment upon entering the market.

    Where regulatory approval in a foreign market is required, the Company's local counsel work with regulatory agencies to confirm that all of the ingredients of the Company's products are permissible within the new market. During the regulatory compliance process, the Company may alter the formulation, packaging or labeling of its products to conform to applicable regulations as well as local variations in customs and consumer habits, and the Company may modify certain aspects of it network marketing system as necessary to comply with applicable regulations. Where reformulations of the Company's principal weight management products are required, the Company has historically found substitute or replacement ingredients to be readily available, although there can be no assurance in this regard in the future. Where regulatory approval in a foreign market is not required, the Company obtains the favorable opinion of local counsel as to compliance with all applicable regulations. See "--Regulation."

    Following completion of the regulatory compliance phase, the Company undertakes the steps necessary to meet the operational requirements of the new market. The Company has recently developed a centralized distribution and telephone ordering system. In the majority of its new markets, the Company establishes a storefront sales center in one or more major cities and provides for product purchases by telephone. Product is shipped to the purchaser from a warehouse located in the general geographic region. In addition, the Company initiates plans to satisfy the inventory, personnel and transportation requirements of the new market, and the Company modifies its distributor manuals, cassette recordings, video cassettes and other training materials as necessary to be suitable for the new market. In certain instances where the Company has achieved rapid sales growth in a new market, such as in Japan and Brazil, the Company has experienced inventory shortages as a result of the large demand for the Company's products.

    Although the Company intends to expand into new markets, there can be no assurance that the Company can open markets on a timely basis or that such new markets will prove to be profitable. Significant regulatory and legal barriers must be overcome before marketing can begin in any new market. In addition, expansion of the Company's operations into new markets entails substantial working capital and capital expenditure requirements associated with both the regulatory compliance and operations phases of the process. The lead-time and costs associated with opening anticipated new markets may significantly exceed those of entering new markets in the past due to greater regulatory barriers, the necessity of adapting to entirely new regulatory systems and problems related to entering new markets with different cultural bases and political systems from those encountered in the past. The lead-time necessary to open a new market is generally up to two years but may be more.

PRODUCT DISTRIBUTION

    The Company's weight management products, food and dietary supplements and some personal care products are distributed to foreign markets either from the facilities of the Company's manufacturers or from the Company's Los Angeles distribution center. Products are distributed in the United States market from the Los Angeles distribution center or from the Company's Memphis distribution center. Products are generally transported by cargo ship or plane to the Company's international markets and are warehoused in either one of the Company's foreign distribution centers or a contracted third party warehouse and distribution center. After arrival of the products in a foreign market, distributors purchase the products from the local distribution center or the associated sales center. The Company's Dermajetics-Registered Trademark-personal care products are predominantly manufactured in France and the United States. The products manufactured in France are shipped to a centralized warehouse facility in Strasbourg, from which delivery by ship or plane to other international markets occurs.

    Beginning in 1996 and continuing in 1997, the Company has undertaken the process of reconfiguring its European product distribution system. As a part of this process, the Company has reduced the number of European warehousing facilities from nine to five and has opened new distribution sales centers. These sales service centers are conveniently located and attractively designed in order to encourage local distributors to meet and network with each other and learn more about Herbalife's products, marketing system and upcoming events. In addition, the Company has opened a central sales ordering facility in the United Kingdom for answering and processing telephone orders from throughout Europe. Operators at this center are capable of conversing in 17 different languages. As part of this reconfiguration, the Company also implemented a new inventory management system in the U.S., the U.K. and Japan. The new European system has resulted in improved inventory management and a reduction in distribution costs in 1996 as compared with 1995. Management anticipates that the reconfigured European distribution system, featuring centralized distribution and telephone ordering systems coupled with convenient storefront distributor service centers, will be the model for developing distribution and distributor service systems in other regions of the world.

MANAGEMENT INFORMATION AND TELECOMMUNICATIONS SYSTEMS

    In order to facilitate its continued growth and support distributor activities, the Company continually upgrades its management information and telecommunications systems. These systems include, among other things: (i) a centralized host computer located in the Company's Inglewood, California Operations Center, which is linked to Herbalife's international markets through a dedicated wide area network that provides on-line, real-time computer connectivity and access; (ii) local area networks of personal computers within Herbalife's markets, serving the Company's regional administrative staffs; (iii) an international e-mail system through which Herbalife employees communicate;
(iv) a standardized Northern Telecom Meridian telecommunications system connecting all of the Company's markets; and (v) a new inventory management system that has recently been installed in the U.S., the U.K. and Japan. These systems are designed to provide, among other things, financial and operating data for management, timely and accurate product ordering, royalty payment processing and inventory management and detailed distributor records. Over the last three years, the Company has invested approximately $11.2 million to enhance its computer and telecommunications systems.

REGULATION

    In both its United States and foreign markets, the Company is subject to and affected by extensive laws, regulations, administrative determinations, court decisions and similar constraints (as applicable, at the federal, state and local levels) (hereinafter "regulations") including, among other things, regulations pertaining to (i) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of the Company's products,
(ii) product claims and advertising (including direct claims and advertising by the Company as well as claims and advertising by distributors, for which the Company may be held responsible), (iii) the Company's network marketing system,
(iv) transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties, and (v) taxation of distributors, which in some instances may impose an obligation on the Company to collect the taxes and maintain appropriate records. See "Risk Factors--Regulation."

    PRODUCTS. The formulation, manufacturing, packaging, storing, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, including the Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission ("CPSC"), the United States Department of Agriculture ("USDA"), the Environmental Protection Agency ("EPA") and the United States Postal Service. The Company's activities are also regulated by various agencies of the states, localities and foreign countries in which the Company's products are manufactured, distributed and sold. The FDA, in particular, regulates the formulation, manufacture and labeling of foods, dietary supplements and OTC drugs, such as those distributed by the Company. FDA regulations require the Company and its suppliers to meet relevant good manufacturing practice ("GMP") regulations for the preparation, packing and storage of these products. GMP's for dietary supplements have yet to be promulgated but are expected to be proposed.

    The 1994 Dietary Supplement Health and Education Act ("DSHEA") revises the provisions of the Federal Food, Drug and Cosmetic Act ("FFDCA") concerning the composition and labeling of dietary supplements and, the Company believes, is generally favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients that were on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient (I.E., one not on the market before October 15, 1994) will require evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Manufacturers of dietary supplements which make a "statement of nutritional support" must have substantiation that the statement is truthful and not misleading.

    The majority of the products marketed by the Company are classified as dietary supplements under the FFDCA. The labeling requirements for dietary supplements have not been clearly established. In December 1995, the FDA issued proposed regulations which govern the labeling of dietary supplements, including how to declare nutritional information, how to make permissible "statements of nutritional support" and when additional, defined terminology may be used on dietary supplements. The proposed regulations were expected to become final at the end of 1996; as of this date, however, no final regulations have been issued. The proposed regulations would require the Company to revise a substantial number of its labels at an undetermined, but likely immaterial, expense to the Company. The FDA has informally stated that it will, subject to public comment, withhold enforcement of these regulations until January 1, 1998. Many states have also recently become active in the regulation of dietary supplement products and may require the Company to modify the labeling or formulation of certain products sold in those states.

    All of the officers and directors of the Company are subject to a permanent injunction entered in October 1986 pursuant to the settlement of an action instituted by the California Attorney General, the State Health Director and the Santa Cruz County District Attorney. The Company consented to the entry of this injunction without in any way admitting the allegations of the complaint. The injunction prevents the Company and such officers and directors from making certain specified claims in future advertising of the Company's products and requires the Company to implement certain documentation systems with respect to payments to the Company's distributors. At the same time, the injunction does not prevent the Company from continuing to make certain specified claims concerning its products which have been and are being made, provided that it has a reasonable basis for making such claims.

    As a marketer of food and dietary supplements and other products that are ingested by consumers, the Company is subject to the risk that one or more of the ingredients in its products may become the subject of adverse regulatory action. For example, one of the ingredients in the Thermojetics-Registered Trademark- original green herbal tablet is a Chinese herb, Ma Huang, which contains naturally-occurring ephedrine in small quantities. Ephedrine products have been the subject of adverse publicity in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. Currently, the Company offers the Thermojetics-Registered Trademark- original green herbal tablet only in the United States (except in certain states in which regulations may prohibit or restrict the sale of such product). In response to potential federal regulatory proposals that may have affected the sale of the Thermojetics-Registered Trademark- original green tablets in the United States, the Company suspended sales of the product for approximately three months commencing in July 1995 and introduced a reformulated herbal green tablet that did not contain Ma Huang. When no such regulations were proposed or issued, the Company renewed sales of Thermojetics-Registered Trademark- original green herbal tablets in the United States in October 1995 (except in certain states in which regulations may prohibit or restrict the sale of such product). During the three-month suspension period, the Company did not experience a material change in the level of sales of the reformulated
Thermojetics-Registered Trademark- green tablets versus sales of the Thermojetics-Registered Trademark- original green tablets in the recently preceding months. However, it is possible that a longer suspension period could have resulted in a decrease in sales of the reformulated
Thermojetics-Registered Trademark- green tablets or other products within the Thermojetics-Registered Trademark- Weight Management System (even though such products do not contain Ma Huang). The Thermojetics-Registered Trademark- green tablets accounted for 2.1% and 2.7% of retail sales in 1995 and the nine months ended September 30, 1996, respectively, although the marketing of the Thermojetics-Registered Trademark- weight management tablets (original green, green, beige and yellow) and other products in the Thermojetics-Registered Trademark- line have contributed significantly to the Company's retail sales. The Company also previously offered the Thermojetics-Registered Trademark- original green herbal tablet in Canada but, in response to Canadian marketing issues and regulatory concerns, suspended sales of the product in February 1994.

    The FDA has on record a small number of reports of adverse reactions allegedly resulting from the ingestion of Ma Huang contained in the Company's Thermojetics-Registered Trademark- original green tablet. The Company has not received any communications from the FDA with respect to these reports. However, many other companies manufacture products containing various amounts of Ma Huang and the FDA has on record hundreds of reports of adverse reactions to these products. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing ephedrine that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy, because these products pose significant adverse health risks, including dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death. The Company does not market its Ma Huang product with any of these claims. The FDA stated that it intended to issue a proposed regulation regarding ephedrine-containing products by December 31, 1996; however, no proposal has been issued to date. There can be no assurance that the FDA will not seek to impose additional regulations, possibly prohibiting, limiting potencies or placing other restrictions on the sale of such products. In addition, several states either regulate or are considering regulating ephedrine-containing products as controlled substances or are prohibiting the sale of such products by persons other than licensed pharmacists.

    There is a risk that the Company's product containing Ma Huang may become subject to further federal, state, local or foreign laws or regulations, which could require the Company to: (i) withdraw or reformulate its product with reduced ephedrine levels or with a substitute for Ma Huang and/or (ii) relabel its product with different warnings or revised directions for use and/or (iii) not make certain statements, possibly including weight loss, with respect to any product containing Ma Huang. Even in the absence of further laws or regulation, the Company may elect to reformulate and/or relabel its product containing Ma Huang. While the Company believes that its Ma Huang product could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have an adverse effect on sales of such product or related products within the Thermojetics-Registered Trademark-product line even though such products do not contain Ma Huang. It is a regular part of the Company's business to monitor regulatory developments of this sort in all of its markets and to determine the optimal strategy for the Company in each instance in which such a development arises.

    Some of the products marketed by the Company are considered conventional foods and are currently labeled as such. Both this category of products and dietary supplements are subject to the Nutrition, Labeling and Education Act ("NLEA"), and regulations promulgated thereunder, which regulates health claims, ingredient labeling and nutrient content claims characterizing the level of a nutrient in the product.

    A limited number of the products sold by the Company are labeled as OTC drugs as opposed to dietary supplements, conventional foods or personal care items. Many OTC drug products do not require pre-approval by the FDA, but must comply with applicable OTC monographs, which prescribe permissible ingredients and appropriate labeling language. In addition, either the Company or its supplier must register and file annual drug listing information with the FDA. Because the FDA could take the position that claims made with respect to any product of the Company fall within an OTC monograph, the regulatory status of some of the Company's products is or could become unclear. If any enforcement were undertaken, the Company could be required to relabel or reformulate such products, which the Company believes it could do without any material adverse effect on the Company or the sale of such products.

    In foreign markets, prior to commencing operations and prior to making or permitting sales of its products in the market, the Company may be required to obtain an approval, license or certification from the country's ministry of health or comparable agency. Where a formal approval, license or certification is not required, the Company nonetheless seeks a favorable opinion of counsel regarding the Company's compliance with applicable laws. Prior to entering a new market in which a formal approval, license or certificate is required, the Company works extensively with local authorities in order to obtain the requisite approvals. The approval process generally requires the Company to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. Such approvals may be conditioned on reformulation of the Company's products or may be unavailable with respect to certain products or certain ingredients. Product reformulation or the inability to introduce certain products or ingredients into a particular market may have an adverse effect on sales. The Company must also comply with product labeling and packaging regulations that vary from country to country. The Company's failure to comply with such regulations can result in, among other things, a product being removed from sale in a particular market, either temporarily or permanently.

    The FTC, which exercises jurisdiction over the advertising of all the Company's products, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials, which are utilized by the Company. While the Company has not been the target of FTC enforcement action for the advertising of its products, there can be no assurance that the FTC will not question the Company's advertising or other operations in the future.

    In certain countries, the Company may also be affected by regulations applicable to the activities of its distributors because in some countries the Company is, or regulators may assert that the Company is, responsible for its distributors' conduct, or such regulators may request or require that the Company take steps to ensure its distributors' compliance with regulations. The types of regulated conduct include, among other things, representations concerning the Company's products, income representations made by the Company and/or distributors, public media advertisements (which in foreign markets may require prior approval by regulators) and sales of products in markets in which such products have not been approved, licensed or certified for sale. In certain markets, it is possible that improper product claims by distributors could result in the Company's products being reviewed or re-reviewed by regulatory authorities and, as a result, being classified or placed into another category as to which stricter regulations are applicable. In addition, certain labeling changes might be required.

    Through its manuals, seminars and other training materials and programs, the Company attempts to educate its distributors as to the scope of permissible and impermissible activities in each market. The Company also investigates allegations of distributor misconduct. However, the Company's distributors are generally independent contractors, and the Company is not able to monitor directly all distributor activities. As a consequence, there can be no assurance that the Company's distributors comply with applicable regulations. Misconduct by distributors has in the past and could again have a material adverse effect on the Company in a particular market or in general. See "Risk Factors--Sales and Earnings Volatility."

    The Company is unable to predict the nature of any future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation regarding product ingredients, safety or usefulness. Any or all such requirements could have a material adverse effect on the Company's results of operations and financial condition.

    NETWORK MARKETING SYSTEM. The Company's network marketing system is subject to a number of federal and state regulations administered by the FTC and various state agencies as well as regulations in foreign markets administered by foreign agencies. Regulations applicable to network marketing organizations are generally directed at ensuring that product sales are ultimately made to consumers (as opposed to other distributors) and that advancement within such organizations be based on sales of the organizations' products rather than investments in the organizations or other non-retail sales related criteria. For instance, in certain markets there are limits on the extent to which distributors may earn royalties on sales generated by distributors that were not directly sponsored by the distributor. Where required by law, the Company obtains regulatory approval of its network marketing system or, where such approval is not required, the favorable opinion of local counsel as to regulatory compliance. However, the Company remains subject to the risk that, in one or more of its markets, its marketing system could be found not to be in compliance with applicable regulations. Failure by the Company to comply with these regulations could have a material adverse effect on the Company in a particular market or in general. See "--Product Distribution."

    The Company is also subject to the risk of challenges to the legality of its network marketing system. For example, in WEBSTER V. OMNITRITION INTERNATIONAL, INC., 79 F.3d 776 (9th Cir. 1996), the "multi-level marketing" program of Omnitrition International, Inc. ("Omnitrition") was challenged in a class action by certain Omnitrition distributors who alleged that Omnitrition was operating an illegal "pyramid scheme" in violation of federal securities laws, state unfair practice and fraud laws and the Racketeer Influenced and Corrupt Organizations Act. Initially, the trial court in that case rendered summary judgment in favor of Omnitrition because the court found that Omnitrition had adopted policies designed to encourage retail sales that took the program outside the definition of a fraudulent pyramid scheme.

    The importance of such policies was established by two FTC cases. The first, IN RE KOSCOT INTERPLANETARY, INC., 86 F.T.C. 1106 (1975), set forth a standard for determining whether a marketing system constituted a pyramid scheme. Under the KOSCOT standard, a pyramid scheme is characterized by the participants' payment of money to a company in return for (i) the right to sell a product and
(ii) the right to receive, in return for recruiting other participants into the program, rewards that are unrelated to sales of the product to ultimate users. Applying the KOSCOT standard in IN RE AMWAY CORP., 93 F.T.C. 618 (1979), the FTC determined that a company will not be classified as operating a pyramid scheme if it adopts and enforces policies that in fact encourage retail sales to consumers and prevent "inventory loading" (I.E., distributors' purchases of large quantities of non-returnable inventory to obtain the full amount of compensation available under the system). In AMWAY, the FTC found that Amway Corp.'s marketing system did not constitute a pyramid scheme, noting the following Amway policies: (i) participants were required to buy back, from any person they recruited, any saleable, unsold inventory upon the recruit's leaving Amway; (ii) every participant was required to sell at wholesale or retail at least 70% of the products bought in a given month in order to receive a bonus for that month; and (iii) in order to receive a bonus in a month, each participant was required to submit proof of retail sales made to ten different consumers.

    The U.S. appellate court in OMNITRITION reversed the trial court decision and decided that triable issues of fact existed regarding whether Omnitrition's marketing system constituted a pyramid scheme under the KOSCOT standard. The appellate court emphasized the second of the KOSCOT tests, indicating that the right to earn compensation for, in effect, recruiting other participants into the marketing system, which compensation is unrelated to the sale of products to ultimate consumers, made the Omnitrition marketing system a pyramid scheme "on its face." As such, the appellate court indicated that Omnitrition was required to present evidence that the program's safeguards were enforced and actually served to deter inventory loading and encourage retail sales. The appellate court commented negatively on the fact that Omnitrition paid compensation to participants based on the suggested retail price of products ordered from the Company, rather than based on actual sales to consumers. The appellate court also rejected Omnitrition's argument that personal consumption of a product by a distributor could count towards satisfying the requirement that sales be to "ultimate users." As is the case with other network marketing companies, the compensation paid by the Company to its distributors is based in part on their own orders, which may include orders for products that they personally consume.

    The Company believes that its network marketing system would not be classified as a pyramid scheme under the standards set forth in KOSCOT, AMWAY, OMNITRITION and other applicable law. In particular, in most jurisdictions (including the U.S.), in order to address the problem of "inventory loading," the Company makes available an inventory buy-back program. Pursuant to this program, the Company will repurchase products sold to a distributor (subject to a handling charge) provided that the distributor resigns from the Company, returns the product in marketable condition within twelve months of original purchase and meets certain documentation and other requirements. The Company's "Career Guide" provided to all distributors describes the Company's buy-back program.

    It is an ongoing part of the Company's business to monitor and respond to regulatory and legal developments, including those that may affect its network marketing system. However, there can be no assurance that the legality of the Company's network marketing system would be upheld under the standards set forth in KOSCOT, AMWAY, OMNITRITION or other applicable law, and any adverse decision in this regard could have a material adverse effect on the Company. Among other things, such a decision could require the Company to make modifications to its network marketing system, result in negative publicity or have a negative impact on distributor morale, and any of these results could have a material adverse effect on the Company. Further, adverse rulings by the lower court, or further rulings by appellate courts, in the OMNITRITION litigation or other similar litigation could have a material adverse effect on the Company, even if the Company's network marketing system is not itself challenged.

    TRANSFER PRICING AND SIMILAR REGULATIONS. In many foreign countries, the Company is subject to transfer pricing regulations, restrictions on management fees charged by the Company to its local subsidiary and similar regulations and restrictions designed to ensure that appropriate levels of income are reported as earned by the local subsidiary and taxed by the foreign governmental authorities. In addition, the Company's operations in foreign countries are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of the Company's products.

    While the Company believes it is in compliance with all applicable regulations and restrictions, it is subject to the risk that foreign governmental authorities could audit its transfer pricing and related practices and assert that additional taxes are owed. For example, the Company is currently subject to pending or proposed audits and assessments in a number of foreign jurisdictions, including Italy, France and Germany, involving transfer pricing issues, income taxes, value added taxes, withholding taxes and related interest and penalties. In certain circumstances, additional taxes, interest and penalties have been assessed, and the Company will be required to litigate to reverse the assessments. None of the pending or proposed audits or assessments is expected to have a material adverse effect on the Company. In most instances, the Company and its tax advisors believe that the Company has substantial defenses, and the Company is vigorously contesting all material outstanding assessments.

    In the event that such audits or assessments are concluded adversely to the Company, the Company believes that it could generally offset or mitigate the consolidated effect of foreign taxes required to be paid through the use of U.S. foreign tax credits. However, depending upon the years at issue, the

Company might not be able to amend prior U.S. tax returns to obtain the benefit of such credits. Furthermore, to the extent that the Company's operations in high tax jurisdictions such as Japan grow disproportionately relative to the balance of Company's operations, the Company will be unable to fully utilize its foreign tax credits in the U.S., which could, accordingly, result in the Company paying a higher overall effective tax rate on its worldwide operations. Because the laws and regulations governing U.S. foreign tax credits are complex and depend, among other things, on tax treaties with foreign nations in addition to U.S. tax laws, there can be no assurance that the Company would in fact be able to take advantage of any tax credits.

    OTHER REGULATIONS. The Company is also subject to a variety of other regulations in various foreign markets, including regulations pertaining to social security assessments and value added taxes, employment and severance pay requirements, import/export regulations and antitrust issues. As an example, in many markets, the Company is substantially restricted in the amount and types of rules and termination criteria that it can impose on distributors without causing social security assessments to be payable by the Company on behalf of such distributors and without incurring severance obligations to terminated distributors. In some countries, the Company may be subject to such obligations in any event.

    Failure by the Company to comply with such regulations could have a material adverse effect on the Company in a particular market or in general. Such assertions or the effect of adverse regulations in one market could adversely affect the Company in other markets as well by causing increased regulatory scrutiny in those other markets or as a result of the negative publicity generated in those other markets. See "Risk Factors--Dependence Upon Material Foreign Markets."

    COMPLIANCE PROCEDURES. As indicated above, the Company, its products and its network marketing system are subject, both directly and indirectly through distributors' conduct, to numerous federal, state and local regulations both in the United States and foreign markets. Beginning in 1985, the Company began to institute formal regulatory compliance measures by developing a system to identify specific complaints against distributors and to remedy any violations by distributors through appropriate sanctions, including warnings, suspensions and, when necessary, terminations. In its manuals, seminars and other training programs and materials, the Company emphasizes that distributors are prohibited from making therapeutic claims for the Company's products.

    The Company's general policy regarding acceptance of distributor applications from individuals who do not reside in one of the Company's markets is to refuse to accept such individual's distributor application. From time to time, exceptions to the policy are made on a country-by-country basis.

    In order to comply with regulations that apply to both the Company and its distributors, the Company conducts considerable research into the applicable regulatory framework (typically, with the assistance of local legal counsel and other representatives) prior to entering any new market to identify all necessary licenses and approvals and applicable limitations on the Company's operations in that market. The Company devotes substantial resources to obtaining such licenses and approvals and bringing its operations into compliance with such limitations. The Company also researches laws applicable to distributor operations and revises or alters its distributor manuals and other training materials and programs to provide distributors with guidelines for operating a business, marketing and distributing the Company's products and similar matters, as required by applicable regulations in each market. However, the Company is not able to monitor its supervisors and distributors effectively to ensure that they refrain from distributing the Company's products in countries where the Company has not commenced operations, and the Company does not devote significant resources to such monitoring.

    In addition, regulations in existing and new markets are often ambiguous and subject to considerable interpretive and enforcement discretion by the responsible regulators. Moreover, even when the Company believes that it and its distributors are initially in compliance with all applicable regulations, new regulations are regularly being added and the interpretation of existing regulations is subject to change. Further, the content and impact of regulations to which the Company is subject may be influenced by public attention directed at the Company, its products or its network marketing system, so that extensive adverse publicity about the Company, its products or its network marketing system may result in increased regulatory scrutiny.

    It is an ongoing part of the Company's business to anticipate and respond to such new and changing regulations and make corresponding changes in the Company's operations to the extent practicable. In furtherance of these efforts, in 1994 the Company formed its Government Relations Group, currently consisting of eight employees, and in 1995 created the position of Chief International Counsel. These employees seek to establish relationships with regulators and community leaders in both new and existing markets and strive to ensure that the Company's products and network marketing system comply with regulatory requirements. However, while the Company devotes considerable resources to maintaining its compliance with regulatory constraints in each of its markets, there can be no assurance that the Company would be found to be in full compliance with applicable regulations in all of its markets at any given time or that the regulatory authorities in one or more markets will not assert, either retroactively or prospectively or both, that the Company's operations are not in full compliance. Such assertions or the effect of adverse regulations in one market could negatively affect the Company in other markets as well by causing increased regulatory scrutiny in those other markets or as a result of the negative publicity generated in those other markets. Such assertions could have a material adverse effect on the Company in a particular market or in general. Furthermore, depending upon the severity of regulatory changes in a particular market and the changes in the Company's operations that would be necessitated to maintain compliance, such changes could result in the Company experiencing a material reduction in sales in such market or determining to exit such market altogether. In such event, the Company would attempt to devote the resources previously devoted to such market to a new market or markets or other existing markets, but there can be no assurance that such transition would not have an adverse effect on the Company's business and results of operations either in the short or long term.

TRADEMARKS

    The Company uses the umbrella trademarks Herbalife-Registered Trademark-, Thermojetics-Registered Trademark-, Dermajetics-Registered Trademark- and several other trademarks and tradenames in connection with its products and operations. Trademark registrations are either issued or pending in the United States Patent and Trademark Office and in comparable agencies in many other countries. The Company considers its trademarks and tradenames to be an important factor in its business. The Company's product formulations are not protected by patents and are generally not patentable.

COMPETITION

    The Company is subject to significant competition for the recruitment of distributors from other network marketing organizations, including those that market weight management products, food and dietary supplements and personal care products, as well as other types of products. Some of the Company's competitors are substantially larger and have available considerably greater financial resources than the Company. The Company's ability to remain competitive depends, in significant part, on the Company's success in recruiting and retaining distributors through an attractive compensation plan and other incentives. The Company believes that its production bonus program, international sponsorship program and other compensation and incentive programs provide its distributors with significant earning potential. However, there can be no assurance that the Company's programs for recruitment and retention of distributors will be successful. See "Risk Factors--Competition."

    In addition, the business of marketing weight management, food and dietary supplement and personal care products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products or weight management plans (including various prescription drugs) that may rapidly capture a significant share of the market. As a result, the Company's ability to remain competitive depends in part upon the successful introduction of new products.

EMPLOYEES

    As of December 31, 1995 and 1996, the Company had 1,060 and 1,180 full-time employees, respectively. These numbers do not include the Company's distributors, who are generally independent contractors rather than employees of the Company. The Company considers its employee relationships to be satisfactory. Except for certain employees in Mexico, none of the Company's employees is a member of any labor union, and the Company has never experienced any business interruption as a result of any labor disputes.

PROPERTIES

    The Company leases all of its physical properties located in the United States. The Company's executive offices, re-located to Century City, California in February 1996, include approximately 81,000 square feet of general office space under a lease that expires in January 2006. The Company leases an aggregate of approximately 78,000 square feet of office space, computer facilities and conference rooms at the Operations Center in Inglewood, California, under a lease that expires in October 2006, and approximately 146,000 square feet of warehouse space in two separate facilities located in Los Angeles and Memphis. The Los Angeles and Memphis agreements have terms through May 2001 and August 2006, respectively. The Company also leases warehouse and office space in a majority of its other geographic areas of operations. The Company believes that its existing facilities are adequate to meet its current requirements and that comparable space is readily available at each of these locations.

LEGAL MATTERS

    The Company is from time to time engaged in routine litigation incident to the conduct of its business. The Company regularly reviews all pending litigation matters in which it is involved and establishes reserves deemed appropriate by management for such litigation matters. The Company believes that no litigation currently pending against it will have a material adverse effect on its consolidated financial position and results of operations. See "Regulation--Transfer Pricing and Similar Regulations" for a discussion of certain pending tax matters.

HISTORY AND ORGANIZATION

    The Company began operations in February 1980 as a California limited partnership and operated in that form through December 1985, with the exception of an interim period from October 1981 through August 1983 when the business was operated through a California corporation. In January 1986, the Company's business was transferred from the California limited partnership to its corporate general partner, Herbalife International of America, Inc. ("Herbalife of America"). In November 1986, Herbalife of America was acquired in a stock-for-stock reorganization by Sage Court Ventures, Inc. ("Sage Court"). As a result of the acquisition, Herbalife of America became a wholly-owned subsidiary of Sage Court and the former stockholders of Herbalife of America acquired a controlling interest in Sage Court. Sage Court's name was formally changed to Herbalife International, Inc. in December 1986.

    The Company's principal executive offices are located at 1800 Century Park East, Los Angeles, California 90067, and its telephone number is (310) 410-9600.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information regarding the directors and executive officers of the Company (ages are as of January 1, 1997).

NAME                                 AGE                              POSITION WITH THE COMPANY
-------------------------------      ---      --------------------------------------------------------------------------
Mark Hughes....................          41   Chairman of the Board, Chief Executive Officer and President

Christopher Pair (1)...........          42   Executive Vice President--International and Corporate Administration,
                                                Chief Operating Officer, Secretary, and Director

Michael Rosen..................          50   Executive Vice President, Chief Executive of Corporate Development and
                                                Marketing, and Director

Timothy Gerrity................          46   Executive Vice President and Chief Financial Officer

Robert Sandler.................          52   Executive Vice President and General Counsel

Edward J. Hall (1), (2), (3)...          50   Director

Alan Liker (3).................          59   Director

Christopher M. Miner (1), (2),
  (3)..........................          45   Director

------------------------

(1) Member of the Director Nomination Committee.

(2) Member of the Compensation, Stock Option and Business Development
    Committees.

(3) Member of the Audit and Finance Committees.

    MARK HUGHES founded the Company's business in 1980. Since that time Mr. Hughes has controlled the operations of the business either as the sole individual general partner of the California limited partnership through which the business was conducted from inception to December 1985, as the President and Chairman of the Board of the California corporation through which the business was conducted for the interim period from October 1981 through August 1983, or as the President and Chairman of the Board of Herbalife of America, Inc., which was the corporate general partner of the California limited partnership from May through December 1985 and the corporation through which the business was conducted from January 1986 to November 1986. In November 1986, Mr. Hughes became Chairman of the Board, Chief Executive Officer and President of the Company (then called Sage Court Ventures, Inc.) when it acquired Herbalife of America, Inc. in a stock-for-stock reorganization and has continued in those positions since that time. Mr. Hughes serves on the Board of Directors of the Direct Selling Association, a national trade organization for direct sales companies.

    CHRISTOPHER PAIR joined the Company's predecessor in March 1985 as Executive Assistant to the President. From 1986 to 1989, he served as Vice President--Administration for the Company and its predecessors and supervised all administrative departments of the Company. In May 1991, Mr. Pair became the Company's Executive Vice President--International and Corporate Administration and Secretary, and is responsible for the Company's international development. In November 1996, Mr. Pair became the Company's Chief Operating Officer. Mr. Pair has been a director of the Company since May 1990. Prior to 1985, Mr. Pair served in various management positions with U.S. Leasing, Raytheon Data Systems and Consolidated Foods. Mr. Pair serves on the Board of Directors of the Direct Selling Educational Foundation and also serves on the Direct Selling Association Long Range Planning Committee. Mr. Pair received his B.S. and M.B.A. from the University of Redlands.

    MICHAEL ROSEN joined the Company in August 1993 and is currently Executive Vice President and Chief Executive of Corporate Development and Marketing. Mr. Rosen's responsibilities include investor relations, external affairs and developing the Company's domestic and international sales and product literature. Since 1986, Mr. Rosen has served as the Chief Executive Officer of Shop Television Network, a company which he founded. From February 1992 to September 1993, Shop Television Network was subject to a Chapter 11 reorganization proceeding. In September 1993, the proceeding was dismissed without the necessity of confirming a reorganization plan and all creditors were fully repaid. Shop Television Network has no current operations. Mr. Rosen was elected a director of the Company in January 1996.

    TIMOTHY GERRITY joined the Company in May 1985 and is currently Executive Vice President and Chief Financial Officer. Mr. Gerrity, a certified public accountant, is responsible for the accounting and finance operations of the Company. His previous experience includes management positions with Wickes Corporation, Deloitte & Touche LLP, and Fluor Corporation. Mr. Gerrity received his B.S. degree from California State University at Northridge and his M.B.A. from the University of Southern California.

    ROBERT SANDLER joined the Company in January 1997 as its Executive Vice President and General Counsel. From 1975 to the present, Mr. Sandler has been a member of Sandler & Morris, a law firm that he co-founded. From 1985 to 1994, Mr. Sandler served in various capacities with various companies within the Siemens family of companies, including most recently as the Executive Vice President and General Counsel of Siemens Pacesetter. Mr. Sandler received his A.B. degree from the University of California, Los Angeles and his J.D. degree from the University of Southern California. Mr. Sandler is currently a director of Physio-Control, a manufacturer of external defribrillators.

    EDWARD J. HALL has served as the Chief Financial Officer of Cruttenden Roth Incorporated, an investment banking firm, since April 1995. He served in a similar capacity for H.J. Meyers & Co., Inc., an investment banking firm based in Beverly Hills, California from March 1991 through March 1995. Between May 1990 and March 1991, Mr. Hall, a certified public accountant, was an independent investor. From March 1988 through May 1990, Mr. Hall was an Executive Vice President of Angeles Corporation, an investment management firm. Prior to joining Angeles Corporation, Mr. Hall was with Deloitte & Touche LLP, where he had been an audit partner since 1980. Mr. Hall was elected a director of the Company in March 1992.

    ALAN LIKER has served as a business advisor to a number of individuals and companies during the past several years, including currently Budget Rent-A-Car of Southern California. Until their sale in 1989, Mr. Liker was a director of Shaklee Corporation and its Japanese affiliate, Shaklee KK. From 1976 to 1980, he was a principal of Xerox Development Corporation, a strategic planning unit of Xerox Corporation. Mr. Liker was previously a law professor at the Harvard University, University of California (Los Angeles) and University of Southern California law schools. He was elected to the Company's Board in December 1993 and is currently also a director of Team Rental Group, Inc. Previously he was a director of First Charter Bank and Shop Television Network.

    CHRISTOPHER M. MINER co-founded Workstation Technologies, Inc., a leading developer of interactive communications software and hardware products, in 1989 and currently serves as director of that company. Prior to founding Workstation Technologies, from 1987 to 1989, Mr. Miner served as Chief Financial Officer of Technology Marketing, Inc., a custom electronic engineering organization and board level test product manufacturer. Prior to joining Technology Marketing, he served as Chief Financial Officer and Director for Media Systems Technology, Inc., a software manufacturer from 1981 to 1987. Mr. Miner received his M.B.A. from California State University in 1976. He was elected a director of the Company in March 1996.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table lists, as of December 31, 1996, information as to the beneficial ownership of Common Stock by (i) each of the Company's directors,
(ii) the Company's Chief Executive Officer and certain other executive officers,
(iii) all directors and executive officers as a group, and (iv) each person believed by the Company to beneficially own more than five percent (5%) of the outstanding Common Stock. In each instance, information as to the number of shares owned and the nature of ownership has been provided by the individuals identified or described and is not within the direct knowledge of the Company.

                                                  BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                                 PRIOR TO THE OFFERING                      AFTER OFFERING(2)
                                               --------------------------    SHARES     --------------------------
NAME AND ADDRESS                                 NUMBER OF                   OFFERED      NUMBER OF
OF BENEFICIAL OWNER(1)                            SHARES        PERCENT     HEREBY(2)      SHARES        PERCENT
---------------------------------------------  -------------  -----------  -----------  -------------  -----------
Mark Hughes (3) .............................     17,402,238       57.6%     4,600,000     12,802,238       42.4%
  1800 Century Park East
  Los Angeles, CA 90067

Christopher Pair (4) ........................        151,250        0.5        --             151,250        0.5
  1800 Century Park East
  Los Angeles, CA 90067

Michael Rosen (5) ...........................         60,000        0.2        --              60,000        0.2
  1800 Century Park East
  Los Angeles, CA 90067

Edward J. Hall ..............................              0          0        --                   0          0
  Cruttenden Roth Incorporated
  18301 Von Karman
  Suite 100
  Irvine, CA 92715

Alan Liker ..................................              0          0        --                   0          0
  150 South Doheny Drive
  Beverly Hills, CA 90211

Christopher M. Miner ........................              0          0        --                   0          0
  Workstation Technologies
  18010 Sky Park Circle
  Irvine, CA 92714

All executive officers and directors as a
  group (8 persons) (6)......................     17,984,012       59.5      4,600,000     13,384,012       44.3

------------------------

(1) Except as otherwise indicated, the persons in this table have sole voting, investment and dispositive power with respect to all shares of the Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

(2) Assumes (i) Mr. Hughes' delivery to Salomon of the maximum number of shares of Common Stock required to satisfy all of the Stockholder DECS (assuming full exercise of the over-allotment option) and (ii) no change in the number of outstanding shares of the Company's Common Stock from the date indicated in the introductory paragraph above.

(3) Includes 550,000 shares owned by the Herbalife Family Foundation. Mr. Hughes acts as a director of the foundation but has no pecuniary interest in the shares owned by it.

(4) Consists of shares issuable upon exercise of stock options which are presently exercisable.

(5) Includes 40,000 unvested restricted shares of common stock.

(6) Includes an aggregate of 374,100 shares issuable upon exercise of stock options which are presently exercisable.

                              CERTAIN TRANSACTIONS

    The Company purchases its powder products from Raven, one-third of whose stock is owned by Mark Hughes. In addition, one of the Company's tablet products, Activated Fiber, is manufactured by D&F pursuant to a licensing agreement with Dynamic, twenty percent and five percent of whose stock is owned by Mark Hughes and Dr. David B. Katzin, respectively. Dr. Katzin was a director of the Company until March 22, 1996 and an executive officer until December 31, 1996, and he is currently the Company's Executive Director of the Medical Advisory Board. Two individuals (not affiliates of the Company) are principal stockholders of each of D&F, Raven and Dynamic.

    In May 1993, the Company entered into requirements contracts with each of D&F, Raven and Dynamic that extend to January 1998 (subject to extension unless either party elects to terminate). Pursuant to these requirements contracts, the Company has agreed to purchase all of its requirements of powder products from Raven and all of its requirements of tablet, capsule, liquid, cream and lotion products from Dynamic or D&F to the extent each such manufacturer is capable or becomes capable of manufacturing such products. However, the Company has obtained waivers to permit the purchase of certain personal care products from other manufacturers. The requirements contracts also provide Raven, D&F and Dynamic a right of first refusal to establish any manufacturing facility outside of North America that the Company proposes to develop or acquire, and the right to receive certain royalty payments in the event that such a manufacturing facility were constructed or acquired and the right of first refusal were not exercised.

    During 1996, the Company's purchases from Raven and Dynamic amounted to $53.2 million and $3.2 million, respectively. Mr. Hughes' ownership interest in Raven and Dynamic and Dr. Katzin's ownership interest in Dynamic entitle them to a proportionate interest in the profits of those companies, if any. In 1995, Mr. Hughes' share of the earnings of Raven and Dynamic totalled $2.6 million and $0.3 million, respectively, and Dr. Katzin's share of the earnings of Dynamic totalled $66,000. Management believes that the price paid under these requirements contracts is appropriate, taking into account the product research, development and formulation services provided by the companies.

    During 1996, the Company engaged Nutrient Research Consultants, Ltd., a California corporation ("Consultant"), which is wholly owned by Dr. Katzin, to perform consulting services. Such services consisted of assistance in distributor and supervisor education, identification of new product concepts, product reformulation and governmental and public relations. Consultant was engaged on a month-to-month basis pursuant to an oral agreement which had been in effect since the expiration of a written six-month contract entered into between Consultant and the Company in 1985. During the year ended December 31, 1996, Consultant received $230,000 from the Company in consulting fees. Management believes that the terms of its agreement with Consultant fairly reflected the value of the services provided by Consultant.

    In January 1997, the Company entered into a Consulting Agreement with David
R. Addis, the former Chief Counsel of the Company. The agreement provides for Mr. Addis to provide consulting services, as requested by the Company, through the end of 1997 in connection with the business and operations of the Company, including assistance in connection with the DECS Offering. Pursuant to the agreement, Mr. Addis is entitled to receive, among other things, the following:
(i) base monthly compensation at the rate of $700,000 per annum through the end of 1997; (ii) $1,000,000 payable on January 1, 1998; (iii) vesting of 40,000 restricted shares of the Company's Common Stock (originally granted pursuant to a preexisting employment agreement with Mr. Addis) on January 1, 1998; (iv) vesting of an option (originally granted pursuant to the preexisting employment agreement) to purchase 17,500 shares of Common Stock of the Company in November 1997, provided that services continue to be provided through that time; (v) forgiveness of $607,000 of the advances previously made to Mr. Addis; and (vi) certain other benefits described in the agreement.

    In accordance with the 1994 Performance-Based Incentive Compensation Plan, the Company made advances of targeted performance bonus amounts during 1994 to Messrs. Hughes, Pair, Katzin, Addis and Rosen and during 1995 to Mr. Addis. As of December 31, 1996, the remaining outstanding principal and accrued interest obligations of such individuals were $2,046,000 in the case of Mr. Hughes; $496,000 in the case of Mr. Pair; $168,000 in the case of Dr. Katzin; $1,098,000 in the case of Mr. Addis (of which $607,000 is being forgiven pursuant to Mr. Addis' consulting agreement as discussed above); and $160,000 in the case of Mr. Rosen. Each advance is a full recourse obligation of the executive with a maturity date of two years following the date of the advance. In addition, the advances bear interest at the applicable federal rate (AFR) for two-year notes at the time of the advances. The rates for existing outstanding advances range from 5.31% to 7.93%.

    The Company has begun steps to pursue an initial public offering of shares of Herbalife Japan KK ("Herbalife Japan") in Japan. Herbalife Japan was formed in November 1992 as a wholly-owned subsidiary of the Company, and the Company commenced operations through that subsidiary in November 1993. The Company has conducted business in Japan, directly or through a licensee, since 1989. The Company's advisors have informed the Company that the public offering process in Japan is lengthy (offerings can take one to three years or longer to complete) and involves a detailed review, among other things, of the systems and procedures of the subject company by Japanese regulators. Consequently, there can be no assurance of a successful completion of the offering. Similarly, the Company has not yet determined whether to complete the offering, assuming regulatory approval is obtained. However, in preparation for the possible offering, in December 1996 the Company sold shares of Herbalife Japan to certain of the Company's directors and executive officers, as well as to resident managers of Herbalife Japan, as an incentive for increased efforts to facilitate the operation of the Herbalife Japan business and the success of the offering. The following table lists the purchasers of such shares, the number of shares purchased and the percentage of Herbalife Japan's outstanding shares represented thereby, and the purchase price paid to the Company by each individual:

                                                                  PERCENTAGE OF
                                            NUMBER OF SHARES     HERBALIFE JAPAN     AGGREGATE
NAME                                            PURCHASED            SHARES          PRICE(1)
-----------------------------------------  -------------------  -----------------  -------------

Mark Hughes..............................           10.00              5.000%      $   3,300,000

Christopher Pair.........................            1.15              0.575             379,500

Michael Rosen............................            1.15              0.575             379,500

Timothy Gerrity..........................            1.15              0.575             379,500

Alan Liker...............................            0.40              0.200             132,000

Other....................................            0.15              0.075              49,500
                                                    -----              -----       -------------

Total....................................           14.00              7.000%      $   4,620,000
                                                    -----              -----       -------------
                                                    -----              -----       -------------

------------------------

(1) Purchase price for shares was denominated in Japanese yen; dollar amounts reflect conversion at the yen-to-dollar exchange rate in effect on the date of purchase.

    The purchase price for the shares was determined, in part, based upon a formula (the "Formula") prescribed by a Japanese regulatory authority responsible for certain aspects of public offerings of securities in that country, as applied to Herbalife Japan's 1995 results of operations. The Board of Directors of the Company separately sought and obtained a valuation of the shares from an independent investment banking firm, Houlihan, Lokey, Howard & Zukin, Inc. ("Houlihan Lokey"), which rendered an opinion to the Board to the effect that the fair market value of the shares was greater than that determined under the Formula. Consequently, the purchase price per share was increased to the fair value of the shares as indicated in the Houlihan Lokey opinion. The Company's Board of Directors, based in part on the Houlihan Lokey opinion and the determination of price derived under the Formula (which is utilized generally in Japan in connection with public offerings) and taking into account the uncertainty of completion of the offering in Japan and other pertinent factors, has determined that the purchase price reflects the fair market value of the shares.

    For each of the foregoing individuals, the purchase price for the shares was paid to the Company approximately 30% in cash and approximately 70% in the form of a full recourse promissory note bearing interest at 5.48% per annum in the case of Mr. Hughes (loan denominated in U.S. dollars) and 2.125% per annum in the case of each individual other than Mr. Hughes (loans denominated in Japanese yen), with principal payable in five equal annual installments on the first five anniversaries of the date of the purchase of shares and accrued interest payable at the same time as principal.

    In the event that the offering is completed in Japan, regulations in that country will preclude any of the foregoing individuals from selling shares in the public market for one year following the offering. Neither the Company nor Herbalife Japan has entered into any agreement or arrangement with the above individuals to repurchase the shares of Herbalife Japan purchased by them in the event that the offering is not completed.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 100,000,000 shares of Common Stock and 100,000,000 shares of undesignated preferred stock. The following description of the Company's capital stock does not purport to be complete or to give full effect to the provisions of statutory or common law and is in all respects qualified by reference to the applicable provisions of the Company's Articles of Incorporation, as amended.

COMMON STOCK

    As of January 27, 1997, there were 30,209,463 shares of Common Stock issued and outstanding held by 1,148 stockholders of record. The holders of Common Stock are entitled to one vote for each share held and have no preemptive or other rights to subscribe for additional shares from the Company. There are no cumulative voting rights, with the result that the holder of more than 50% of the Common Stock is able to elect all of the Company's directors. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the net assets of the Company remaining after the payment of the full preferential amount to which the holders of any outstanding class of preferred stock are entitled and after payment of all creditors. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that the Company may designate and issue in the future.

PREFERRED STOCK

    There are currently no shares of the Company's preferred stock outstanding. The Company's Board of Directors is authorized to issue from time to time up to 100,000,000 shares of preferred stock in one or more series, to determine the rights, preferences, privileges and restrictions with respect thereto and to fix the number and designation of shares constituting any series.

TRANSFER AGENT

    The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corp., Glendale, California.

                              PLAN OF DISTRIBUTION

    Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among Salomon, the Company, the Selling Stockholder (and his family trust) and the Underwriters named below, Salomon has agreed to sell to each of the Underwriters, and each of the Underwriters severally has agreed to purchase, the aggregate number of DECS set forth opposite its name below:

                                                                                    NUMBER OF
UNDERWRITERS                                                                          DECS
---------------------------------------------------------------------------------  -----------
Salomon Brothers Inc.............................................................
                                                                                   -----------
    Total........................................................................    4,000,000
                                                                                   -----------
                                                                                   -----------

    In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the DECS offered pursuant to the DECS Prospectus if any of the DECS are purchased.

    Salomon has been advised by the Underwriters that they propose to offer the DECS directly to the public initially at the public offering price set forth on the cover of the DECS Prospectus and to certain dealers at such prices less a
concession not in excess of $        per DECS. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $        per DECS to
other dealers. After the initial public offering, such public offering price and such concession and reallowance may be changed.

    The Company and the Selling Stockholder have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 90 days from the date of this Prospectus without the prior written consent of Salomon Brothers; provided, however, that (x) Herbalife may issue, or grant options for, Common Stock pursuant to any stock plan for employees or directors, or any employee benefit plan, in effect on the date of this Prospectus, or pursuant to any stock options outstanding on the date of this Prospectus, and any defined contribution qualified employee benefit plan in effect on the date of this Prospectus may sell Common Stock to satisfy plan liquidity needs, and (y) such agreement will not affect the ability of the Selling Stockholder to engage in any of the transactions described in clause (i) or (ii) above in connection with the offering of the Stockholder DECS or any exchange at maturity pursuant to the terms of the Stockholder DECS or in connection with loans of shares of Common Stock pursuant to the Securities Loan Agreement (as defined below). If any such consent is given it would not necessarily be preceded or followed by a public announcement thereof.

    Salomon has granted to the Underwriters an option, exercisable for the 30-day period after the date of the DECS Prospectus, to purchase up to an additional 600,000 DECS from Salomon, at the same price per DECS as the initial DECS to be purchased by the Underwriters. The Underwriters may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of DECS offered pursuant to the DECS Prospectus. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the DECS as the number of DECS to be purchased and offered by such Underwriter in the above table bears to the total number of initial DECS to be purchased by the Underwriters.

    The DECS will be a new issue of securities with no established trading market. The Underwriters intend to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriters without notice. Accordingly, no assurance can be given as to the liquidity of such market.

    The Underwriting Agreement provides that Salomon and Herbalife will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof, and that the Selling Stockholder (and his family trust) will guarantee the indemnity and contribution obligations of the Company.

    Pursuant to a Purchase Agreement between the Selling Stockholder and Salomon (the "Purchase Agreement"), Salomon has agreed, subject to the terms and conditions set forth therein, to purchase from the Selling Stockholder a number of the Stockholder DECS equal to the aggregate number of DECS to be purchased by the Underwriters from Salomon pursuant to the Underwriting Agreement (including any DECS to be purchased by the Underwriters upon exercise of the over-allotment option). Pursuant to the terms of the Stockholder DECS, the Selling Stockholder will be obligated to deliver to Salomon at or prior to maturity of the DECS a number of shares of Common Stock (or, at the Selling Stockholder's option, the cash equivalent and/or such other consideration as permitted or required by the terms of the Stockholder DECS) that are expected to have the same value as the shares of Common Stock delivered pursuant to the DECS. The closing of the DECS Offering is conditioned upon the closing of the purchase of the Stockholder DECS pursuant to the Purchase Agreement. For further information, see the DECS Prospectus.

    Salomon Brothers Inc is an indirect wholly owned subsidiary of Salomon. The participation of Salomon Brothers Inc in the DECS Offering complies with the requirements of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the underwriting by Salomon Brothers Inc or the securities of its parent.

    In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking transactions with Salomon, Herbalife, the Selling Stockholder and their respective affiliates.

    In connection with the offering of the DECS, the Selling Stockholder or an affiliate thereof (referred to herein as the "Lender") and Salomon Brothers Inc intend to enter into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Salomon Brothers Inc may from time to time borrow, return and reborrow shares of Common Stock from the Lender (the "Borrowed Securities"); PROVIDED, HOWEVER, that the number of Borrowed Securities at any time may not exceed 1,000,000 shares, subject to adjustment for certain dilutive events. The Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Salomon Brothers Inc. Salomon Brothers Inc may from time to time borrow shares of Common Stock under the Securities Loan Agreement to settle short sales of Common Stock entered into by Salomon Brothers Inc to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Market conditions will dictate the extent and timing of Salomon Brothers Inc's market-making transactions in the DECS and the consequent need to borrow shares of Common Stock. The availability of shares of Common Stock under the Securities Loan Agreement at any time is not assured and any such availability does not assure market-making activity with respect to the DECS and any market-making actually engaged in by Salomon Brothers Inc may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to such Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Irell & Manella LLP, Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 incorporated in this Prospectus by reference have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Forward-Looking Statements.....................           2
Available Information..........................           2
Documents Incorporated by Reference............           3
Prospectus Summary.............................           4
Risk Factors...................................           8
Use of Proceeds................................          15
Price Range of Common Stock....................          16
Dividend Policy................................          16
Selected Consolidated Financial and Operating
  Data.........................................          17
Capitalization.................................          19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          20
Business.......................................          28
Management.....................................          50
Principal and Selling Stockholders.............          52
Certain Transactions...........................          53
Description of Capital Stock...................          56
Plan of Distribution...........................          57
Legal Matters..................................          59
Experts........................................          59

4,000,000 SHARES

HERBALIFE
INTERNATIONAL, INC.

COMMON STOCK
($.01 PAR VALUE)

                                [HERBALIFE LOGO]
PROSPECTUS

DATED              , 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

                     [ALTERNATE PAGE FOR SHELF PROSPECTUS]
                             SUBJECT TO COMPLETION
                                FEBRUARY 5, 1997

PROSPECTUS                                                      [HERBALIFE LOGO]

1,000,000 SHARES

HERBALIFE INTERNATIONAL, INC.

COMMON STOCK

($.01 PAR VALUE)

This Prospectus relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Herbalife International, Inc., a Nevada corporation ("Herbalife" or the "Company"), which may be offered and sold by Salomon Brothers Inc ("Salomon Brothers") in connection with market-making activities in
the    % Exchangeable Notes due             , 2000 (the "Debt Exchangeable for
Common StockSM" or "DECSSM") of Salomon Inc ("Salomon"). The DECS are being offered pursuant to a prospectus supplement and prospectus (together, the "DECS Prospectus") of Salomon relating to the sale of DECS which is accompanied by a form of prospectus (the "DECS Equity Prospectus") relating to the delivery by Salomon pursuant to the DECS of shares of Common Stock. The DECS Equity Prospectus is also included as part of the Registration Statement of which this Prospectus forms a part. Herbalife will not receive any of the proceeds from the sale of the DECS or delivery thereunder of shares of Common Stock to which this Prospectus relates. See "Use of Proceeds." The Company takes no responsibility for any information included in or omitted from the DECS Prospectus. The DECS Prospectus does not constitute a part of this Prospectus nor is it incorporated by reference herein.

Salomon Brothers may, subject to certain limitations, from time to time borrow shares of Common Stock from Mark Hughes, the Company's principal stockholder, Chairman of the Board, Chief Executive Officer and President, or an affiliate thereof ("Hughes"), to settle short sales of Common Stock entered into by Salomon Brothers to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made on the New York Stock Exchange, Inc. (the "NYSE") or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Shares that have been returned to Hughes may be reborrowed. The number of shares borrowed at any time may not exceed 1,000,000. See "Plan of Distribution." Salomon Brothers is not under any obligation to engage in any market-making transactions with respect to the DECS, and any market-making in the DECS actually engaged in by Salomon Brothers may cease at any time.

"Debt Exchangeable for Common Stock" and "DECS" are service marks of Salomon Brothers.

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS                    .

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses payable in connection with the offering of the securities to be registered and offered hereby. All of such expenses are estimates, other than the registration fee payable to the Securities and Exchange Commission and the fees payable to the NASD and Nasdaq National Market, and all such expenses will be paid by Mark Hughes (the "Selling Stockholder").

Securities and Exchange Commission Registration Fee.............  $  43,697
NASD Fee........................................................  $  14,920
Blue Sky Fees...................................................      *
Printing and Engraving Expenses.................................      *
Legal Fees and Expenses.........................................      *
Accounting Fees and Expenses....................................      *
Miscellaneous...................................................      *
                                                                  ---------
    Total.......................................................  $   *
                                                                  ---------
                                                                  ---------

------------------------

* To be completed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 78.751 of the General Corporation Law of Nevada ("GCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of any action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that in view of all the circumstances of the case such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 78.751 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

    The Articles of Incorporation, as amended (the "Articles"), and Restated By-Laws of the Company provide, in effect, that to the extent and under the circumstances permitted by Section 78.751 of the GCL and subject to certain conditions, the Company shall indemnify any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding of the type described above by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation.

    The Company has also entered into indemnification agreements with each of its directors and executive officers providing, among other things, that the director or officer shall be indemnified to the fullest extent permitted by applicable law against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in any action, suit or proceeding of the type described above by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation. In furtherance of such indemnification agreements, the Company has established a $1,000,000 trust fund from which payments owing under the indemnification agreements may be made. The initial term of the trust is ten years.

ITEM 16.  EXHIBITS

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ----------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement among the Company, Mark Hughes (and his family trust), Salomon and the several Underwriters (1)

       1.2   Form of Purchase Agreement between Mark Hughes and Salomon (1)

         4   Form of Common Stock Certificate (2)

         5   Opinion of Irell & Manella LLP (3)

      23.1   Consent of Irell & Manella LLP (included in Exhibit 5)

      23.2   Consent of Deloitte & Touche LLP (3)

        24   Power of Attorney (see Signatures)

        99   Form of Securities Loan Agreement between Mark Hughes or an affiliate thereof and Salomon
               Brothers Inc (1)

------------------------

(1) To be filed by amendment.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-66576) initially filed on July 29, 1993.

(3) Filed herewith.

ITEM 17.  UNDERTAKINGS

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(b) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

        (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the items listed in item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 5th day of February, 1997.

                                HERBALIFE INTERNATIONAL, INC.
                                (a Nevada corporation)

                                By:             /s/ CHRISTOPHER PAIR
                                     -----------------------------------------
                                                  Christopher Pair
                                      EXECUTIVE VICE PRESIDENT--INTERNATIONAL
                                        AND CORPORATE ADMINISTRATION, CHIEF
                                          OPERATING OFFICER AND SECRETARY

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS: That the undersigned officers and directors of Herbalife International, Inc., a Nevada corporation, do hereby constitute and appoint each of Mark Hughes, Chairman, President and Chief Executive Officer, and Christopher Pair, Executive Vice President and Chief Operating Officer, or either of them, the lawful attorney-in-fact and agent, with full power and authority to do any and all acts and things and to execute any and all instruments which said attorney and agent determines to be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulation or requirements of the Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement and/ or any additional Registration Statement filed in connection herewith pursuant to
Section 462(b) of the Act, to any and all amendments, both pre-effective and post-effective, and supplements thereto and to any and all instruments or documents filed as part of or in connection with this Registration Statement or such additional Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorney and agent shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on February 5, 1997.

          SIGNATURE                       TITLE
------------------------------  --------------------------

                                Chairman, President and
       /s/ MARK HUGHES            Chief Executive Officer
------------------------------    (Principal Executive
         Mark Hughes              Officer) Executive Vice
                                  President

                                Executive Vice
                                  President--International
     /s/ CHRISTOPHER PAIR         and Corporate
------------------------------    Administration, Chief
       Christopher Pair           Operating Officer,
                                  Secretary and Director

                                Executive Vice President
     /s/ TIMOTHY GERRITY          and Chief Financial
------------------------------    Officer (Principal
       Timothy Gerrity            Financial and Accounting
                                  Officer)

      /s/ MICHAEL ROSEN         Executive Vice
------------------------------    President--Corporate
        Michael Rosen             Marketing and Director

      /s/ EDWARD J. HALL
------------------------------  Director
        Edward J. Hall

        /s/ ALAN LIKER
------------------------------  Director
          Alan Liker

   /s/ CHRISTOPHER M. MINER
------------------------------  Director
     Christopher M. Miner

                                 EXHIBIT INDEX

                                                                                                        SEQUENTIALLY
                                                                                                          NUMBERED
 EXHIBIT NO.                                        DESCRIPTION                                             PAGE
-------------  --------------------------------------------------------------------------------------  ---------------
        1.1    Form of Underwriting Agreement among the Company, Mark Hughes (and his family trust),
                 Salomon and the several underwriters (1)

        1.2    Form of Purchase Agreement between Mark Hughes and Salomon (1)

        4      Form of Common Stock Certificate (2)

        5      Opinion of Irell & Manella LLP (3)

       23.1    Consent of Irell & Manella LLP (included in Exhibit 5)

       23.2    Consent of Deloitte & Touche LLP (3)

       24      Power of Attorney (see "Signatures")

       99      Form of Securities Loan Agreement between Mark Hughes or an affiliate thereof and
                 Salomon Brothers Inc (1)

------------------------

(1) To be filed by amendment.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-66576) initially filed on July 29, 1993.

(3) Filed herewith.